SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549




                          FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 OR 15d-16
                OF SECURITIES EXCHANGE ACT OF 1934


                   For the month of APRIL, 2004

          SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

             31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)

For immediate release 31 March


     SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC (SVIIT)
                          BOARD CHANGES

Andrew Sykes will step down from the Board of SVIIT today. The Directors would like to thank Andrew for his major contribution to SVIIT since his appointment.


For further information:


Schroder Ventures (London) Limited
Alice Todhunter                                                 020 7010 8925

For immediate release 6 April 2004


      SCHRODER VENTURES INTENATIONAL INVESTMENT TRUST PLC ("SVIIT")
       QUARTERLY PORTFOLIO DISCLOSURE OF TEN LARGEST INVESTMENTS

SVIIT announces that at 31 March 2004, its ten largest investments were:



Company                                *% of Gross   *% of Net Assets      **Unaudited Valuation of holding at 31
                                            Assets                                                     March 2004
                                                                                                          GBP'000
Memec                                          8.7              10.2                                       53,616
Travelodge & Little Chef                       7.4               8.6                                       45,338
Ferretti                                       6.6               7.7                                       40,780
Cognis                                         6.2               7.3                                       38,234
SEAT Pagine Gialle                             5.8               6.8                                       35,573
Austriamicrosystems                            4.3               5.1                                       26,737
Hogg Robinson                                  4.0               4.7                                       24,716
Takko                                          2.7               3.1                                       16,558
Premiere                                       2.3               2.7                                       14,320
Inmarsat                                       2.2               2.5                                       13,387



* Gross and Net Assets as at 31 December 2003.

**The unaudited valuation at 31 March 2004 was calculated on the basis of the asset valuation at 31 December 2003. With the exception of new investments, the asset valuation has not been adjusted for any currency movements since 31 December 2003.

SVIIT's underlying portfolio of companies will be revalued in accordance with the British Venture Capital Association (BVCA) guidelines at 30 June 2004.

This announcement was made in accordance with the Listing Rule 21.20 (l) (ii) which requires, inter alia, UK listed Investment Companies to notify to a Regulatory Information Service, within two business days of the end of each quarter, a list of all investment with a value greater than 5% of the Company's gross assets and at least the Company's ten largest investments as at the last business days of that quarter.

For further information, please contact:

Schroder Ventures (London) Limited
Alice Todhunter                                                 020 7010 8925

Schroder Ventures International Investment Trust plc


Report and Accounts 2003


Investment Objective

SVIIT's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed or advised by Permira or Schroder Ventures.

To complement this investment objective and create capital and income streams for the Company, its fund advisory business structures, markets, manages and advises products for investment in private equity, and in public equity using private equity techniques.


www.sviit.co.uk                                         Report and Accounts 2003


Contents

                                                                         Page
Directors and Advisers                                                      2
Financial Highlights and Historical Record                                  3
Chairman and CEO's Statement                                                4
Portfolio Review                                                            6
Twenty Largest Underlying Companies                                        13
List of Investments                                                        18
Report of the Directors                                                    22
Statement of Directors' Responsibilities                                   25
Corporate Governance                                                       26
Remuneration Report                                                        29
Independent Auditors' Report                                               32
Consolidated Statement of Total Return                                     33
Company Statement of Total Return                                          34
Balance Sheets                                                             35
Consolidated Cash Flow Statement                                           36
Notes to the Accounts                                                      37
Consolidated Statement of Total Return (translated into euros - unaudited) 55
Balance Sheets (translated into euros - unaudited)                         56
Consolidated Cash Flow Statement (translated into euros - unaudited)       57
Company Summary                                                            58
Information for Shareholders                                               60
Notice and Agenda                                                          61
Glossary                                                                   64

                                       1

Directors and Advisers


DIRECTORS

John McLachlan (Chairman) (aged 61) was appointed as a Director of the Company on 12 February 1996. He retired as Group Investment Director of United Assurance Group plc in August 1999. He is non-executive Chairman of Invesco Income Growth Trust plc and a non-executive Director of a number of other companies.

Nicholas Ferguson (Chief Executive) (aged 55) was appointed as a Director of the Company on 12 February 1996. He is Chairman of Schroder Ventures (London) Limited and was formerly Chairman of Schroder Ventures and instrumental in its development since 1984.

John Govett (aged 60) was appointed as a Director of the Company on 12 February 1996 and is a non-executive Director of Derby Trust plc, Peel Hotels plc and Rio Tinto Pension Investments Limited.

Anthony Habgood (aged 57) was appointed as a Director of the Company on 12 February 1996 and is Chairman of Bunzl plc.

Edgar Koning (aged 51) was appointed as a Director of the Company on 12 February 1996 and is Executive Vice President with AEGON Nederland N.V. He joined AEGON in 1981 and has held various senior management positions in the Group.

Denis Raeburn (aged 59) was appointed as a Director of the Company on 25 June 2001 and was Managing Director of the asset management company Global Asset Management (GAM) between 1986 and 1999.

Andrew Williams (Executive) (aged 51) was appointed as a Director of the Company on 3 May 2002. He is Chief Executive of Schroder Ventures (London) Limited and Managing Principal of Schroder Ventures North America Inc.

Full details of the Committees of the Board can be found on pages 26 and 27.

Nicholas Ferguson and Andrew Williams are the only executive Directors of the Company.


Head Office
Burleigh House
357 Strand
London WC2R 0HS
Telephone 020 7010 8900

From May 2004
111 Strand
London WC2R 0AG
Telephone 020 7010 8900

Secretary and Registered Office
Schroder Investment Management Limited
31 Gresham Street
London EC2V 7QA
Telephone 020 7658 6000

ADVISORS
Auditors
Ernst & Young LLP
1 More London Place
London SE1 2AF

Bankers
The Royal Bank of Scotland plc
Corporate Banking Office
5-10 Great Tower Street
London EC3P 3HX

Registrar for Ordinary Shares
Lloyds TSB Registrars Scotland
PO Box 28448
Finance House
Orchard Brae
Edinburgh EH4 1WQ
Telephone 0870 601 5366

Registrar for Subordinated
Convertible Bonds
J P Morgan Chase Bank
Trinity Tower
9 Thomas More Street
London E1N 1YT

Solicitors
Slaughter and May
One Bunhill Row
London EC1Y 8YY

Stockbrokers
UBS Warburg
1 Finsbury Avenue
London EC2M 2PP

                                       2

Financial Highlights and Historical Record

                               5 YEAR PERFORMANCE

                                                                          SVIIT                       FTSE ALL     FTSE WORLD
                                                                    Share price       SVIIT NAV    SHARE INDEX    INDEX (GBP)
December 1999                                                                 -               -              -              -
April 1999                                                                    -               -              -              -
August 1999                                                                   -               -              -              -
December 1999                                                                 -               -              -              -
April 2000                                                                    -               -              -              -
December 2000                                                                 -               -              -              -
April 2001                                                                    -               -              -              -
August 2001                                                                   -               -              -              -
December 2001                                                                 -               -              -              -
April 2002                                                                    -               -              -              -
August 2002                                                                   -               -              -              -
December 2002                                                                 -               -              -              -
April 2003                                                                    -               -              -              -
August 2003                                                                   -               -              -              -
December 2003                                                                 -               -              -              -
Source: Datastream


FINANCIAL HIGHLIGHTS FOR THE YEAR TO 31 DECEMBER 2003

                                                                          31 December 2003  31 December 2002         Change %
Total assets1 (GBP'000)                                                            615,145           502,746            22.4%
Total debt2 (GBP'000)                                                               87,619            39,201
Shareholders' funds7 (GBP'000)                                                     526,618           463,192            13.7%
Market capitalisation (GBP'000)                                                    545,250           387,587            40.7%
Shares in issue ('000)                                                             112,655           102,266

Net asset value per share - diluted                                                 458.7p            445.8p             2.9%
Share price                                                                         484.0p            379.0p            27.7%
Share price premium/(discount)                                                        5.5%           (15.0)%

Dividends per share                                                                    Nil               Nil
Total expense ratio6                                                                  1.1%             1.3%+
2011 Convertible bonds price total return*                                           19.5%              2.3%
2013 Convertible bonds price total return**                                           9.8%                 -


+ For the six month period ended 31 December 2002, Group costs have been annualised.
* Bond price total return estimates for the six months to 31 December 2002 values the bonds at Par at 30 June 2002 as the Bonds were not listed until 8 July 2002.
Source: Schroders.
**Bond price total return estimates for the eight months to 31 December 2003, in respect of initial issue, at Par, on 20 May 2003.
Source: Schroders.


HISTORICAL RECORD TO 31 DECEMBER/30 JUNE*


                                                                                          Diluted
                                                                      Shareholders'     net asset      Price of   Share price
                                                                              funds     value per      ordinary      premium/
                                                         Total assets1      GBP'000         share        shares    (discount)
                                                               GBP'000                      pence         pence             %
2003 (December)                                                615,145      526,618         458.7         484.0           5.5
2002 (December)                                                502,746      463,192         445.8         379.0        (15.0)
2002 (June)                                                    462,613      423,087         412.3         354.5        (14.0)
2001 (June)                                                    417,260      416,872         407.6         393.0         (3.6)
2000 (June)                                                    461,615      461,125         450.9         461.5           2.4
1999 (June)                                                    333,630      322,485         325.9         262.5        (19.5)
1998 (June)                                                    230,822      219,730         215.1         182.0        (15.4)
1997 (June)                                                    207,655      182,548         189.2         174.5         (7.8)
1996 (launched 23 May 1996)                                    240,733      186,493         193.3         200.0           3.5



HISTORICAL RECORD TO 31 DECEMBER/30 JUNE*


                                                                          Potential                             Group running
                                                                Actual      gearing      Earnings     Dividends        costs5
                                                        gearing ratio3       ratio4         pence         pence       GBP'000
2003 (December)                                                   1.08         1.17        (5.32)           Nil         7,642
2002 (December)                                                   1.04         1.09        (2.14)           Nil         4,065
2002 (June)                                                       1.00         1.09        (1.52)           Nil         7,231
2001 (June)                                                       0.92         1.00          2.60          1.80         1,434
2000 (June)                                                       0.70         1.00          4.68          3.80         1,052
1999 (June)                                                       0.67         1.03          2.35          1.50           878
1998 (June)                                                       0.73         1.05          2.06          1.30           664
1997 (June)                                                       0.76         1.13          1.58          1.92           728
1996 (launched 23 May 1996)                                       0.71         1.29           N/A           N/A           N/A


*The Company changed its financial year-end from 30 June to 31 December, effective from 31 December 2002.


Notes:
1.Total assets:        Total assets less current liabilities (excluding loans).
2.Total debt:          Comprises convertible bonds of GBP87.6m (2002: GBP39.2m)
                       and loans of nil (2002: nil).
3.Actual gearing ratio:Total assets (less cash and money market instruments)
                       divided by shareholders' funds.
4.Potential gearing    Total assets divided by shareholders' funds.
  ratio:
5.Group running costs: Group operating costs excluding interest payable and similar charges.
6.Total expense ratio: Group operating costs excluding interest payable expressed as a percentage of average shareholders'
                       funds.
7.Capital changes:     2003: Issue of 10,239,100 shares and conversion of
                       GBP0.6m nominal of 2011 bonds into 150,375 ordinary shares.
                       2000: 'B' bonds fully converted into 3,299,380 ordinary
                             shares.
                       1999: Buy-back of 3,204,171 shares for cancellation.
                       1998: 'A' bonds fully converted into 5,683,236 ordinary
                             shares.

                                       3

Chairman and CEO's Statement

We are pleased to announce an encouraging set of results, despite a difficult operating environment, with fully diluted net assets per share increasing by 3% to 458.7p (GBP526.6 million).


PORTFOLIO PERFORMANCE
Against a backdrop of continued economic uncertainty, conflict in the Middle East and a weakening US$, the portfolio of companies continues to perform well, generating cash and repaying debt, in spite of a slight decrease in portfolio company earnings in aggregate.

The portfolio is sensitive to currency fluctuations, which have affected both valuations and individual company earnings. In terms of valuations, the portfolio has benefited from the strengthening of the euro against sterling over the year, despite a weakening US$. On the other hand, the depreciating US$ has impacted a number of SVIIT's portfolio company earnings, particularly those with euro costs and US$ sales. Despite this, cash generation and debt repayment, in addition to an increase in comparable EBIT multiples, has meant that the majority of the portfolio valuations have remained relatively robust in local currency terms.

SVIIT has reported compound annual growth in net assets per share over five years of 10%, which compares to negative compound annual returns of the FTSE All-Share and FTSE World Index of (4%) and (3%) respectively.


NEW FUND COMMITMENTS
Permira Europe III
As announced in the December 2003 Newssheet, SVIIT increased its commitment to Permira Europe III to EUR508 million at the fund's final closing.

P123
P123 had a final close in December 2003, having received commitments from external investors of EUR167 million. SVIIT transferred EUR105 million of assets in Permira Europe I and II to P123 in return for a 38% holding in the company. Therefore, at its final closing P123 had EUR105 million of secondary assets in Permira Europe I and II and an uncalled commitment of EUR367 million to Permira Europe III.


CAPITAL RAISINGS

In what was a difficult fund raising environment, especially in the public markets, SVIIT raised a total of GBP96.9 million of new capital during the year; GBP49 million through a placement of convertible bonds in May and August and GBP47.9 million from an equity placing in October. The proceeds from these capital raisings will be used to continue our strategy of investing in buy-out and development capital funds managed or advised by Permira or Schroder Ventures and for general corporate purposes.


NEW NAME
SVIIT has grown significantly since it was launched in May 1996 and is now a FTSE 250 company and one of the largest investment trusts listed on the London Stock Exchange. This, coupled with the growth of SVIIT's fund advisory business and the fact that the Schroders' name is not our own, has highlighted to the Board the need for SVIIT to create its own name, better reflecting its business activities and independence. Accordingly, we will be seeking shareholder approval at the forthcoming AGM to re-name the Company as SVG Capital plc, with the advisory businesses re-naming to SVG Advisers.

As SVG Capital plc, we will continue our investment strategy, and the relationships with Schroders, Permira and the Schroder Ventures' international association remain as before. Subject to performance, SVIIT will continue to invest in the buy-out and development capital funds managed or advised by Permira and Schroder Ventures. Our advisory businesses will continue to work closely with Schroders as the investment adviser to both the Schroder Private Equity Fund of Funds I and II. Schroders and its clients remain major shareholders in SVIIT.


OPERATING REVIEW
It is almost three years since the launch of the fund advisory business within SVIIT and we are pleased with progress to date. The business has grown successfully both in terms of revenues and funds under management and we now have 24 employees.

We started the fund advisory business in 2001 and the difficult fundraising market that ensued in the following three years required the team to react quickly to new challenges and initiatives. The private equity side of the business currently advises four products, with combined third party funds under management of over EUR800 million, with a further two products expected to be launched this year. The public equity business, which we started just over a year ago, has successfully launched two products with combined commitments and assets in excess of GBP55 million. Although early days, the performance of both the private and public equity products has been good.

                                       4
Private Equity
The Schroder Private Equity Fund of Funds II is scheduled to have a final close in April 2004. To date, the fund of funds has received commitments of EUR147 million and we hope to achieve the target of EUR200-EUR250 million at its final close next month. Through the use of its warehouse facility the fund of funds has already made commitments of EUR95 million to seven private equity funds in the US and Europe.

Public Equity
The Strategic Recovery Fund had a final close at GBP15 million in January 2004. The fund will invest in lowly valued publicly quoted companies using private equity techniques and where the potential for strategic change can be seen. The fund will aim to invest in five to seven companies operating in a number of industries and geographic areas.

The SVIIT UK Focus Fund, the Dublin listed OEIC that was launched in August last year had net assets of GBP26 million at 31 December 2003 and has since grown to over GBP40 million. The fund now has 25 investments and has produced a 16% return since its launch.


NEW BVCA GUIDELINES
In August 2003, the British Venture Capital Association (BVCA) published new valuation guidelines for private equity. The 31 December 2003 portfolio valuation was performed in accordance with these new guidelines and there was no material impact on the overall valuation of the portfolio.


ANNUAL GENERAL MEETINGS
An Annual General Meeting will be held at 12.00pm on 29 April 2004 at 31 Gresham Street, London, EC2V 7QA and will, as in previous years, include a presentation on the activities of the Company.


BOARD CHANGES
Andrew Sykes will step down from the Board of the Company on 31 March 2004. The Directors would like to thank Andrew for his major contribution to the Company since his appointment.


OUTLOOK
On the investment side, the environment continues to show signs of improvement as conglomerates continue to be under pressure to restore balance sheets over leveraged by acquisitions in the late 1990s. Relatively low interest rates in Europe, although likely to increase over the medium term, remain supportive of current investment activity.

There is clear improvement in the environment for exits, with increased activity in the capital markets and signs of renewed interest by trade participants for strategic assets. We are cautiously optimistic that if the improved environment for exits continues it will have a positive impact on SVIIT's portfolio of companies during the year.



John McLachlan
Chairman



Nicholas Ferguson
Chief Executive
26 March 2004

Portfolio Review for the year ended 31 December 2003

The analysis of SVIIT's portfolio at 31 December 2003 reflects the transfer of assets to P123 and the analysis has been pro-rated as if P123 were in existence at 31 December 2002.


SUMMARY

In the year to 31 December 2003, SVIIT's fully diluted net assets per share increased by 3% to 458.7p (GBP526.6 million) (December 2002: GBP463.2 million - 445.8p per share fully diluted).

In a difficult operating environment, SVIIT's portfolio of companies continues to perform well, generating cash and repaying debt, in spite of a slight decrease in portfolio company earnings in aggregate. In addition, many of the portfolio company valuations have benefited from the rally in public markets, which has had a positive impact on the overall EBIT multiples used for valuations, particularly in the semi-conductor sector.

The portfolio is sensitive to currency fluctuations, which have affected both valuations and individual company earnings. The overall valuation of the portfolio has benefited from the strengthening of the euro against sterling over the year, despite a weakening US$. Conversely, the depreciating US$ has impacted a number of SVIIT's portfolio company earnings, particularly those with euro costs and US$ sales. In spite of this, cash generation and debt repayment, in addition to an increase in comparable EBIT multiples, has meant that the majority of the portfolio valuations have remained relatively robust in local currency terms.

The largest change in valuation in the year was the write-up of austriamicrosystems, which has been written-up to GBP26.7 million (December 2002: GBP14.1 million). Whilst still valued at 30% below original cost (in local currency), earnings have improved and the company has benefited from a more favourable operating environment.

The other major change in valuation over the year was Travelodge & Little Chef, which has moved from a cost to an EBIT valuation for the first time and has been written-down on an EBIT basis to GBP45.3 million (December 2002:
GBP51.8 million). A difficult operating environment, especially in the first half of 2003 has meant that Travelodge's revenues and earnings growth were slightly behind expectations, while cash generation remained on target. At Little Chef, a new management team has been recruited which is focusing on improving the performance of the business in the short term and the development of a medium term strategy.

Memec, which was written-down in June 2003 due to lower comparable EBIT multiples and the negative impact of the US$ on its valuation, has been written back up to GBP53.6 million (December 2002: GBP50.4 million). Memec has benefited from an improved operating environment, in addition to an increase in comparable EBIT multiples used for the valuation.

Excluding the sale of the dental manufacturing business of Sirona Dental Systems, which was executed in November, but is subject to the approval of anti-trust authorities (which was granted in February 2004), SVIIT received distributions of GBP30.2 million during the year at an average premium of 36.7% to December 2002 valuations.

Since inception, SVIIT has reported an average uplift on realisations to previous valuations of approximately 45%.

Calls payable during the year were GBP110.7 million, weighted towards the second half of the year.

51% of the portfolio is valued on an earnings basis, of which 8% has been written-down on an earnings basis (Travelodge & Little Chef), bringing the total percentage of the portfolio valued below cost to 18% (December 2002: 12%). The percentage of the portfolio valued on a quoted basis has increased to 8%, as a result of the increase in the share-prices of a number of the Asian portfolio companies. The remainder of the portfolio is valued at cost (21%) or on a Third-Party basis (10%).

The sector, geographical and stage profile of the portfolio remains relatively unchanged. The Twenty Largest Underlying Companies represent 67% of the portfolio (135 companies in total).


FUND TRANSACTIONS
New Investments
15 new and 29 follow-on investments were made in the year, with a total of GBP110.7 million of calls paid. Of the 15 new investments, five feature in the Twenty Largest Underlying Companies: SEAT Pagine Gialle, Premiere, Inmarsat, Holmes Place and Rodenstock.

The largest new investment, SEAT Pagine Gialle, is a telephone directories, business information and directory assistance company which demerged from the internet, television and business publishing arm of SEAT in August 2003. The company has significant market share in Italy, the UK and Germany and is Italy's leading yellow pages and telephone directory publisher. The investment was made through an initial acquisition of Telecom Italia's stake and a subsequent public tender offer for the company, which is listed on the Milan Stock Exchange. Funds advised by Permira own approximately 16% of the share capital of the company, of which SVIIT's share of the investment is valued at GBP35.6 million (cost). In recent years, substantial management time and resource had been devoted to dealing with a series of acquisitions and the resulting management of a more diversified group. Since the investment in August 2003, a new CEO has been appointed and the management team are focused on operational improvements within the company's core directories business.

Premiere is the leading Pay-TV operator in Germany and Austria. Fund's advised by Permira invested in Premiere to fund the restructuring of the loss-making company until break-even. The main objectives for reaching profitability for the company are growing subscribers, increasing revenue per subscriber and strict cost control. The new management team have reduced costs, and subscribers have increased from 2.6 million to 2.9 million. Increased revenue per subscriber is in-line with budget and the 'churn' rate has been reduced. In the second half of 2003, the new CEO exercised his option to co-invest alongside Permira, thereby reducing the fund's investment in the company. As a result, SVIIT's investment in Premiere has reduced to GBP14.3 million from GBP16.8 million.

In October 2003, funds advised by Permira and Apax Partners made an offer for the share capital of Inmarsat, which was finalised in December 2003. As a leading provider of global mobile satellite communication services, Inmarsat has been designing, implementing and operating satellite networks for over 23 years. The company's services include voice, fax, intranet and internet access and other data services used by multinational corporations, government agencies, media and international aid organisations and other users in the maritime, land and aeronautical sectors. SVIIT's share of this investment is GBP13.4 million*.

Holmes Place is one of Europe's leading premium health club operators and funds advised by Bridgepoint and Permira invested in the company in July 2003. Since the investment, the new management team has been focused on implementing operational improvements, financial controls and delivering on the company's existing pipeline of 18 new clubs over the next two years. SVIIT's share of this investment is GBP13.0 million.

Rodenstock is the leading German manufacturer of ophthalmic lenses for spectacles. Funds advised by Permira invested in the company in September 2003. The core management team of the company remains unchanged and, in addition to increasing the Rodenstock brand awareness in international markets, are focused on cost control and improving sales and profitability of the company. SVIIT's share of this investment is GBP8.3 million.

Realisations
After a three-year hiatus, the last quarter of 2003 saw some signs of an improvement in exit activity with renewed interest from trade participants for strategic assets and an increase in activity in capital markets.

Excluding the realisation of the manufacturing division of Sirona Dental Systems, which was executed in November, but is subject to the approval of anti-trust authorities (granted in February 2004), a total of GBP30.2 million of distributions were received during the year at an average premium of 36.7% to December 2002 values.

Since inception, SVIIT has reported an average uplift on realisations to previous valuations of approximately 45%.

The two most substantial realisations announced during the year were the partial realisation of Sirona Dental Systems and the full realisation of TFL.

The sale of dental equipment division of Sirona Dental Systems was executed in November 2003, at a 23% premium to the June 2003 value. The net value of this partial realisation for SVIIT was GBP21.2 million, of which SVIIT expects to receive net proceeds of GBP17.8 million, with the remainder being held within P123 for reinvestment in Permira Europe III.

In addition to Sirona, funds advised by Permira sold TFL, the supplier of speciality chemicals to the leather processing industry. The net value of this realisation for SVIIT was GBP11.3 million, a 22% uplift to the June 2003 value. SVIIT received proceeds of GBP10.7 million from this sale, the remainder being held within P123 for reinvestment in Permira Europe III.

--------
* Not included in the GBP110.7 million of calls paid during the year.

Significant realisations during the year include:

                                              31 December
                                                     2002
                                   Proceeds     Valuation
Company                             GBP'000       GBP'000
Sirona Dental Systems*             **17,800     ***14,635
TFL                                  10,682        #6,562
Palini & Bertoli                      3,624         2,338


*   SVIIT expects to receive proceeds from the partial
    realisation of Sirona Dental Systems in March 2004.
**  Proceeds of the partial realisation
***      Value for the entire investment in Sirona
    Dental Systems at December 2002. A follow-on investment of GBP2.5 million was made in May 2003.
# A follow-on investment of GBP0.7 million was made in April 2003.

Since December 2003, funds advised by Permira have realised their remaining investment in Sirona through the sale of its dental distribution business, demedis, together with the mail order house for dental consumables, Euro Dental Holdings. The net value of these realisations for SVIIT is GBP11.7 million, of which SVIIT expects to receive proceeds of GBP9.6 million, the remainder being held within P123 for reinvestment in Permira Europe III. The realisation of demedis increases the total uplift to the June 2003 valuation for the entire investment in Sirona Dental Systems to 28%. The uplift to the June 2003 valuation for Euro Dental Holdings is 58%. The sale of these two companies is subject to the necessary regulatory approvals.

Valuation Changes
There have been a number of changes in valuations in the year. The three most significant write-ups were austriamicrosystems, Strides Arcolab and EEMS. The most significant write-down was Travelodge & Little Chef.

Austriamicrosystems has been written-up to GBP26.7 million due to an improved operating environment and earnings. The company built a new manufacturing plant soon after the initial investment in the company was made in 2000, which has been slow to reach full capacity. This, coupled with uncertainty in its core markets and a reduction in comparable EBIT multiples, meant that the investment was written-down to 40% of cost in June 2002. In the last year, the operating environment for the company has improved, the manufacturing plant is continuing to build-up to full capacity and earnings have improved. As a result, the company has been written-up to 70% of original cost (in local currency).

The other major change in valuation during the period was Strides Arcolab, which was valued at GBP9.6 million at December 2003 (December 2002: GBP4.1 million). Strides is based in India and manufactures a range of generic drugs and tablets for supply to Western and developing markets. The company is listed on the National Stock Exchange of India and the increase in its value has been driven by a general rally in the Indian stock market and the encouraging performance of the company.

EEMS performs assembly and test services for DRAM and flash memory chip manufacturers. An improved operating environment for its key customers has meant that the company is performing well and has been written-up for the second time to GBP12.6 million (December 2002: GBP7.5 million).

The other major write-up in the period was Euro Dental Holdings, which was realised in January 2004 and has been valued at net proceeds.

                          31 December 31 December    Change
                                 2003        2002    in the
                            Valuation   Valuation    Period
Company                       GBP'000     GBP'000   GBP'000
austriamicrosystems            26,737      14,133    12,604
Strides Arcolab                 9,625       4,136     5,489
Euro Dental                    10,880       5,414     5,466
EEMS                           12,590       7,493     5,097


Since December 2003, Eyetech Pharmaceuticals Inc., a Schroder Ventures International Life Sciences Fund II investment had a successful IPO on NASDAQ. None of SVIIT's holding in the company was sold at the IPO and in the December 2003 valuations SVIIT's investment in Eyetech was valued at GBP2.5 million. Based on the closing price of Eyetech shares on 5 March 2004 (US$35.20), the value of SVIIT's holding in the company (after the application of discounts) is GBP10.2 million, which represents an uplift of GBP7.7 million (6 pence per share fully diluted) to the December 2003 valuation.

Travelodge & Little Chef has moved from a cost to an EBIT valuation for the first time and has been written-down on an EBIT basis to GBP45.3 million (December 2002: GBP51.8 million). Travelodge is the second largest operator of UK budget hotels and Little Chef is the largest roadside restaurant chain in the UK. The operating environment in the UK budget hotels sector has been difficult, especially in the first half of 2003 where fears surrounding the Iraq war impacted the travel and tourism industry. The performance of Travelodge in the second half of 2003 improved strongly on the first half, but on a full-year basis profit growth was not sufficient to offset the impact of discounts applied when valuing the company on an EBIT basis. Travelodge is ahead on cash generation and is repaying debt early, and we expect performance to continue to improve as initiatives implemented by the new management team move through to the company's bottom-line and the tourism and travel industry picks up. At Little Chef, a new management team has been recruited which is focusing on improving the performance of the business in the short term and the development of a medium term strategy.

VALUATION BASIS (BY VALUE)
The major change in the profile of the portfolio's valuation basis over the year has been a reduction to 21% of the portfolio held at cost at December 2003
(December 2002: 29%). Half of the portfolio is valued on an earnings basis (51%), the majority of this (50%) on an EBIT basis, with the remaining 1% valued on a P/E basis.

As a result of the revaluation of Travelodge & Little Chef, the percentage of the portfolio valued below cost has increased to 18% (December 2002: 12%). The increase in the number of companies valued on a Third Party basis is a result of realisations such as Euro Dental and Sirona, that have been valued at their net proceeds.

Given the rally in public markets and the general improved operating environment for many industries, on a 'like for like' basis the average discounted EBIT multiples have increased over the year to 9.4 (December 2002: 8.1; June 2003:
7.3).

Including new entrants, such as Travelodge & Little Chef and Ferretti which have both moved from a cost to an EBIT valuation, the overall weighted average discounted EBIT multiples used to value the portfolio was 8.6, an increase since June 2003 (7.4) and December 2002 (8.1). The gross weighted average EBIT multiple was 12.0 (December 2002: 11.3; June 2003: 10.3).

            31 December 2003                31 December 2002
               % (by value)                  % (by value)
Cost                         21       Cost                   29
P/E                           1       P/E                     2
EBIT                         42       EBIT                   47
W/Down - EBIT                 8       W/Down - EBIT           1
W/Down                       10       W/Down                 12
3rd Party                    10       3rd Party               4
Quoted                        8       Quoted                  5

Under British Venture Capital Association (BVCA) valuation guidelines, investments are normally carried at cost, less a provision if appropriate, for at least the first 12 months after acquisition.

The average number is influenced by the higher than average discounted EBIT multiples used for the valuation of the semiconductor companies (17.7). The average discounted EBIT multiple for the non-semiconductor companies was 6.6 (December 2002: 5.4; June 2003: 5.9). The average discount applied to companies valued on an EBIT basis has remained broadly unchanged at 30%.

The discounted weighted average P/E multiple has increased to 9.2 (December 2002: 7.7; June 2003: 9.0). The average discount applied to quoted investments remains unchanged at 17% (December 2002: 16%; June 2003: 17%).


GEOGRAPHICAL & SECTOR DISTRIBUTION (BY VALUE)

                  Geographical Analysis
                                31 December   31 December
                                       2003          2002
                               % (by Value)  % (by Value)
Multinational                            30            36
Continental Europe                       30            19
UK                                       19            20
North America                            10            15
Far East/Asia Pacific                    11            10


                   Sector Analysis
                       31 December   31 December
                              2003          2002
                       % (by Value)  % (by Value)
Consumer                        29            30
Medical/Health                  21            20
Computer &
Other Electronics               22            21
Chemicals                        7            11
Industrial Products
 & Services                      7            10
Other Manufacturing              3             5
Other Services                  10             2
Construction                     1             1



The portfolio continues to be dominated by Multinational (30%) and Continental European companies (30%), which together represent almost two thirds of the portfolio. Due to the new investment in Holmes Place, the portfolio's weighting to the UK remains relatively unchanged, despite the revaluation of Travelodge & Little Chef. The remainder of the portfolio is evenly split between Asia (11%) and North America (10%). The slight decrease in the portfolio's exposure to North America is a result of the weakness of the US$.

The only major change in the portfolio's sector weightings is its increased exposure to Other Services, a result of the investment in SEAT Pagine Gialle.


DEAL TYPE
Given its high exposure to Permira, SVIIT's portfolio continues to be focused towards Management Buy-Outs/Ins (84%) with a small exposure to Development Capital (12%). SVIIT's exposure to early stage companies (4%) is almost entirely in the life sciences sectors.


RETURN ON HOLDINGS
SVIIT's return on its holdings of Schroder Ventures' and Permira funds, including P123, is summarised below:

                                    Year to Six months to
                                31 December   31 December
                                       2003          2002
                                       GBPm          GBPm
Opening Valuation                     484.0         422.8
Calls Payable                         110.7         122.7
Distributions Receivable*            (59.4)       (104.5)
                              ----------------------------
                                      535.3         441.0
Increase in Value of Portfolio         25.0          43.0
                              ----------------------------
Closing Portfolio                     560.3         484.0
                              ----------------------------


  --------------------------------------------------------
* In order to maintain SVIIT's pro-rata holding in P123 and to reflect the partly paid structure, SVIIT received 40% of its commitment to P123 in cash (GBP29.2 million).



PORTFOLIO MATURITY
Whilst still low, the average age of the portfolio is maturing with 53% of investments held for more than three years, 47% being held for under three years, of which 16% have been held for under a year.


CASH & MARKETABLE SECURITIES
At 31 December 2003, SVIIT's gross cash balance of GBP47.7 million (December 2002: GBP18.8 million) was held principally in money market funds, reflecting anticipated short-term cash flows.



FUND COMMITMENTS
At 31 December 2003, SVIIT had GBP557.5 million in uncalled commitments to ten private equity funds (December 2002: GBP293.4 million to nine funds). In addition, SVIIT also had a GBP7.4 million uncalled commitment to the Strategic Recovery Fund and a GBP29.5 million uncalled commitment to P123, half of which is due in October 2004, with the remainder in October 2005. In order to maintain SVIIT's pro-rata holding in P123 and reflect the partly paid structure, SVIIT received 40% of its commitment to P123 in cash (GBP29.2 million).


CONCLUSION
The performance of the SVIIT portfolio over the year has been encouraging with fully diluted net assets per share increasing by 3%. SVIIT has reported compound annual growth in net assets per share over five years of 10%, which compares favourably to negative compound capital returns of the FTSE All-Share and FTSE World Index of (4%) and (3%) respectively.

On the whole, SVIIT's portfolio of companies has continued to perform well in difficult economic and operating environments. Public markets have recovered since their lows of March 2003 and this has had a positive impact on overall EBIT multiples used to value the portfolio, especially in the semi-conductor sector. In addition, there are signs of an improvement in the environment for exits, with increased activity in the capital markets and signs of renewed interest by trade participants for strategic assets. SVIIT's portfolio of companies is well positioned to benefit from an improved market for investment realisations.


Investments in Companies (GBPm)             Investments in Companies (GBPm)
               31 December 2003                           31 December 2002
Cost                                        Cost
Earnings/3rd Party                          Earnings/3rd Party
Quoted                                      Quoted
W/Down                                      W/Down



Uncalled Fund Commitments at 31 December 2003


Fund                                                                                                      SVIIT Uncalled
                                                                      Amount Called      Amount Uncalled     Commitment*
                                                                   (Local Currency)     (Local Currency)     GBP million
Permira Europe III                                                                -            EUR508.0m           357.9
Permira Europe II***                                                      EUR520.2m            EUR130.0m            91.6
The Japan Fund IV**                                                               -          YEN3,747.6m            19.5
The Japan Venture Fund III                                              YEN2,962.6m            YEN487.4m             2.5
Schroder Ventures Asia Pacific Fund                                        US$67.2m             US$41.4m            23.1
Schroder Ventures US Fund                                                  US$51.5m             US$21.7m            12.2
Schroder Canadian Buy-Out Fund II                                           C$17.0m               C$0.9m             0.4
Schroder Canadian Buy-Out Fund III                                          C$14.0m              C$36.5m            15.8
Schroder Ventures
International Life Sciences Fund II                                        US$79.7m              US$2.0m             1.2
International Life Sciences Fund III                                       US$15.4m             US$59.6m            33.3
Strategic Recovery Fund                                                           -              GBP7.4m             7.4
P123                                                                       EUR62.9m             EUR41.9m            29.5

Total                                                                                                           GBP594.4



*   Based on exchange rates at 31 December 2003.
** Based on SVIIT's commitment to the fund at its first closing, SVIIT will commit a further YEN1,624.5m at the fund's final close.
*** Shown after transfer of commitment to P123.

Twenty Largest Underlying Companies

In the following pages, we show SVIIT's twenty largest investments by value as at 31 December 2003. The cost of SVIIT's Twenty Largest Underlying Companies takes into account the transfer of assets to P123.


1.  MEMEC
    (UK)


Company (GBP000's)
Cost                       48,130
Value                      53,616
Date of Acquisition      Oct 2000

Memec is a global specialist semiconductor distributor with operations in all of the world's key technology markets: Europe, the Americas, Japan and the Asia Pacific regions. The valuation basis is EBITDA; the holding represents 10.2% of SVIIT's net assets.


2.  TRAVELODGE &
    LITTLE CHEF
    (UK)


Company (GBP000's)
Cost                       51,847
Value                      45,338
Date of Acquisition      Dec 2002


Travelodge is the second largest operator in the UK budget hotel sectors, providing around 13,000 rooms in 227 hotels located around Britain. Little Chef is the largest roadside restaurant chain in Britain with approximately 400 outlets. The valuation basis is EBITDA; the holding represents 8.6% of net assets.



3.  FERRETTI
    (ITALY)


Company (GBP000's)
Cost                       36,014
Value                      40,780
Date of Acquisition      Nov 2002


Ferretti was originally acquired by funds advised by Permira in 1998 and floated on the Milan Stock Exchange in June 2000. At flotation Permira sold the majority of its interest in Ferretti and has since sold its remaining holding. Since 1998 the Ferretti Group has grown organically and through acquisitions and is currently Europe's largest builder of luxury motor yachts. The valuation basis is EBITDA; the holding represents 7.7% of SVIIT's net assets.


4.  COGNIS
    (GERMANY)


Company (GBP000's)
Cost                       31,160
Value                      38,234
Date of Acquisition      Nov 2001


Cognis is a leading world-wide supplier of speciality chemicals, which was carved out from Henkel in 1999. The three divisions of the Cognis Group - Oleochemicals, Care Chemicals and Organic Specialities - supply international manufacturers of detergents, cleaners and cosmetics, as well as other industrial customers. The valuation basis is EBITDA; the holding represents 7.3% of SVIIT's net assets.

5.  SEAT PAGINE GIALLE
    (ITALY)


Company (GBP000's)
Cost                       35,579
Value                      35,573
Date of Acquisition   August 2003


SEAT Pagine Gialle, is a telephone directories, business information and directory assistance company which demerged from the internet, television and business publishing arm of SEAT in August 2003. The company has significant market share in Italy, the UK and Germany and is Italy's leading yellow pages and telephone directory publisher. The valuation basis is cost in fund currency; the holding represents 6.8% of SVIIT's net assets.




6.  AUSTRIAMICROSYSTEMS
    (AUSTRIA)


Company (GBP000's)
Cost                       31,575
Value                      26,737
Date of Acquisition     June 2000


Austriamicrosystems designs, manufactures and sells semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application - Specific Integrated Circuits). The company serves the wireless communications, industrial and automotive end-customer markets. The valuation basis is write-down; the holding represents 5.1% of SVIIT's net assets.


7.  HOGG ROBINSON
    (UK)


Company (GBP000's)
Cost                       22,178
Value                      24,716
Date of Acquisition     June 2000


Hogg Robinson is a services company comprising two principal activities: international business travel and outsourced employee benefit services. The company's travel operations include corporate travel management and e-commerce. The employee benefit services comprise benefit consulting, administration and payment processing. The valuation basis is EBITDA; the holding represents 4.7% of SVIIT's net assets.

8.  TAKKO
    (GERMANY)


Company (GBP000's)
Cost                       14,072
Value                      16,558
Date of Acquisition    March 2000


Takko is a retailer of fashionable "value for money" clothing targeting the young family and women aged between 25 and 40. It runs over 520 stores in Germany and Austria. The valuation basis is EBIT; the holding represents 3.1% of SVIIT's net assets.

9.  PREMIERE
    (GERMANY)


Company (GBP000's)
Cost                       13,318
Value                      14,320
Date of Acquisition      Feb 2003


Premiere is the only visible Pay-TV operator in Germany and Austria. It offers exclusive premium Pay-TV content including sports, movies and special interest packages on 23 channels as well as Pay-per-View. The company has roughly 2.6 million subscribers serving both satellite and cable households. The valuation basis is cost in fund currency; the holding represents 2.7% of SVIIT's net assets.




10. INMARSAT
    (UK)


Company (GBP000's)
Cost                       13,387
Value                      13,387
Date of Acquisition      Dec 2003


As a leading provider of global mobile satellite communication services, Inmarsat has been designing, implementing and operating satellite networks for over 23 years. The company's services include voice, fax, intranet and internet access and other data services used by multinational corporations, government agencies, media and international aid organisations and other users in the maritime, land and aeronautical sectors. The valuation basis is cost in fund currency; the holding represents 2.5% of SVIIT's net assets.




11. HOLMES PLACE
    (UK)


Company (GBP000's)
Cost                       12,897
Value                      13,039
Date of Acquisition     July 2003


Holmes Place is one of Europe's leading premium health club operators and funds advised by Bridgepoint and Permira invested in the company in July 2003. The valuation basis is cost in fund currency; the holding represents 2.5% of SVIIT's net assets.




12. EEMS
    (ITALY)


Company (GBP000's)
Cost                        1,376
Value                      12,590
Date of Acquisition      May 1999




EEMS performs assembly and test services for DRAM and Flash memory chip manufacturers. It also assembles memory modules, which are used in PCs, telecoms and the automotive industry. The valuation basis is EBITDA; the holding represents 2.4% of SVIIT's net assets.

13. LEICA MICROSYSTEMS
    (GERMANY)


Company (GBP000's)
Cost                        9,972
Value                      11,455
Date of Acquisition    March 1998


Leica manufactures and supplies microscopes and related equipment for the healthcare, research and semiconductor industries. The company has leading positions in most of its markets and a strong track record in product innovation. The valuation basis is EBITDA; the holding represents 2.2% of SVIIT's net assets.




14. EURO DENTAL
    (GERMANY)


Company (GBP000's)
Cost                        2,905
Value                      10,880
Date of Acquisition      Jan 2000


Euro Dental is a leading mail order house for dental consumables in Germany. The company has two subsidiaries, Krugg, the market leading distributor of dental consumables in Italy and a small start-up company called Dentranet, which is aimed at exploiting e-commerce opportunities in the German dental consumables market. The valuation basis is Third Party; the holding represents 2.1% of SVIIT's net assets.






15. GRAMMER
    (GERMANY)


Company (GBP000's)
Cost                        8,476
Value                       9,985
Date of Acquisition     June 2001


Grammer  supplies  seating  equipment  to  the   automotive/commercial   vehicle
industry. The company serves three different segments of the automotive/commercial vehicle industry: automotive equipment (mainly seating utilities), commercial vehicle driver seats and commercial vehicle passenger seats. The valuation basis is EBITDA; the holding represents 1.9% of net assets.




16. KIEKERT
    (GERMANY)


Company (GBP000's)
Cost                       13,357
Value                       9,852
Date of Acquisition     Sept 2000


Kiekert produces complete systems for all devices that open, close, lock and unlock cars and has operated in this market since 1920. Products include highly integrated system locks as well as complex door modules. The valuation basis is write-down; the holding represents 1.9% of SVIIT's net assets.

17. STRIDES
    (ASIA)


Company (GBP000's)
Cost                          861
Value                       9,625
Date of Acquisition      Dec 1997


Strides is based in India and manufactures a range of generic drugs and tablets for supply to Western and developing markets. The valuation basis is quoted; the holding represents 1.8% of SVIIT's net assets.




18. PARKWAY HOLDINGS
    (SINGAPORE)


Company (GBP000's)
Cost                       19,700
Value                       8,682
Date of Acquisition      Dec 1999


Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted; the holding represents 1.6% of SVIIT's net assets.




19. RODENSTOCK
    (GERMANY)


Company (GBP000's)
Cost                        8,180
Value                       8,252
Date of Acquisition     June 2003


Rodenstock is one of the world's leading manufacturers of spectacles. Headquartered in Munich, it supplies prescription eyewear and sunglasses. The company has almost 6,000 employees based in 18 countries and dedicated production sites in Germany. The valuation basis is cost in fund currency; the holding represents 1.6% of SVIIT's net assets.




20. SILVERLINK
    HOLDINGS
    (ASIA)


Company (GBP000's)
Cost                        9,754
Value                       7,834
Date of Acquisition      Dec 2002


Silverlink Holdings is the holding company for Amanresorts, which own and operate a group of high-end luxury resorts and spas. Amanresorts opened its flagship resort, Amanpuri in Phuket, Thailand in 1988 and has since added 12 hotels in Indonesia, the Philippines, France, North Africa, Mexico, the United States and French Polynesia. It now owns and/or manages 13 resorts with a number of them being regularly voted amongst the top ten hotels worldwide. The valuation basis is cost in fund currency; the holding represents 1.5% of SVIIT's net assets.

SIRONA DENTAL
SYSTEMS GROUP
(GERMANY)


Company (GBP000's)
Cost                         15,905
Value                        31,257
Date of Acquisition        Nov 1997


Sirona is a manufacturer of professional dental equipment with its own distribution network. The company is a total system provider of dental equipment and is recognised globally for providing high quality, technologically superior products covering nearly the entire product range for the dental practice. Funds advised by Permira agreed to sell part of their investment in Sirona in November 2003 and the valuation is the sum of the net proceeds received in March 2004 and the third party valuation of the remaining holding in Sirona (demedis), which was sold in January 2004. The holding represents 5.9% of SVIIT's net assets.



Although the sale of the manufacturing division of Sirona Dental Systems was executed in November 2003, it was subject to the approval of anti-trust authorities, which was granted in February 2004. Therefore, at 31 December 2003, Sirona Dental Systems still technically formed part of SVIIT's Twenty Largest Underlying Companies, although it is not included in the list above. In order to comply with Chapter 21.22 (c) of the UKLA Listing Rules, key investment information is outlined opposite.

List of Investments at 31 December 2003


                                                                                          SVIIT's      Value of
                                                                                          Holding       SVIIT's   SVIIT's Net
                                                                  Year     Original   in the Fund       Holding        Assets
                                                                Formed Life (years)             %       GBP'000             %
ASIA
Asia Pacific Trust
Formed to invest in equity and near-equity investments
in the high growth economies of the Asia Pacific
region. This trust has been in liquidation since 1998.            1990           8*           6.4           490           0.1

Asia Pacific Fund II
Established to make equity and near-equity investments
in buy-outs, buy-ins, development capital businesses
and turnarounds, principally in the Asia Pacific region
with an emphasis on Australia, China, Hong Kong, India,
Indonesia, Malaysia, Singapore and Thailand.                      1994           10          14.0        15,425           2.9

Schroder Ventures Asia Pacific Fund
Established to make equity or near equity investments
in companies that have significant exposure to the Asia
Pacific region. The fund focuses principally on
management buy-outs and buy-ins, financial acquisitions
and larger development capital opportunities.                     1999           10          29.9        27,608           5.2

Co-investments with Asia Pacific Fund ll and Schroder
Ventures Asia Pacific Fund                                                                                1,129           0.2

The Japan Venture Fund II
Formed to invest in Japanese businesses with potential
for capital growth.                                               1990          10*          13.7           615           0.1

The Japan Venture Fund III
Established to invest directly or indirectly in equity
and near equity investments in a diversified portfolio
of early stage, or development capital investments and
leveraged and management buy-outs and buy-ins
principally in Japan.                                             1997           10          20.3        14,010           2.8

-----------------------------------------------------------------------------------------------------------------------------
TOTAL ASIA                                                                                               59,277          11.3
------------------------------------------------------------------------------------------------------------------------------


List of Investments continued

                                                                                          SVIIT's      Value of
                                                                                          Holding       SVIIT's   SVIIT's Net
                                                                  Year      Original  in the Fund       Holding        Assets
                                                                Formed  Life (years)            %       GBP'000             %
CONTINENTAL EUROPE
Permira Europe I
The first $1 billion fund raised for private equity
investment in Europe focusing on large and medium-sized
leveraged buy-out opportunities.                                  1997            10         13.5        54,235          10.4

Permira Europe II
Formed as the successor to Permira Europe I, the fund
focuses on European buy-outs and buy-ins, in addition to
growth capital investments.                                       2000            10         19.7       298,503          56.8

Permira Europe III
Formed as the successor to Permira Europe II, the fund
will focus on buy-outs/ins and growth capital investments
in European businesses or of global businesses with a
strong European presence.                                         2003            10         10.2      (2,408)+         (0.5)

P123
A fund of Permira pan-European buy-out funds, with
interests in Permira Europe I, II and III.                        2003            15         38.6        45,861           8.7

Permira France I
The fund's policy was to invest in leveraged buy-outs and
development capital businesses primarily in France. The
fund was put into liquidation in December 1999.                   1989           10*         39.8           204             -

Permira France Venture I
Formed with a policy of investing in development capital
opportunities, principally in France.                             1992           10*         19.0           106             -

Permira German Buy-Outs
Established to invest in buy-outs of companies in Germany
and some of its neighbouring countries.                           1986           10*         29.7         7,042           1.3

Permira German Buy-Outs 1992
Established to invest in a diverse portfolio of buy-outs,
buy-ins, development capital businesses and turnarounds,
principally in Germany, Austria and Switzerland.                  1991           10*         19.4         1,535           0.3

Permira Italy II
Established to make equity and near-equity investments in
buy-outs and buy-ins, including development capital
businesses, principally in Italy.                                 1993           10*         21.0         1,643           0.3

The Spanish Venture Fund
Established with a policy of investing in leveraged
buy-outs and development capital businesses in Spain.             1990           10*         23.2         1,242           0.2

------------------------------------------------------------------------------------------------------------------------------
TOTAL CONTINENTAL EUROPE                                                                                407,963          77.5
------------------------------------------------------------------------------------------------------------------------------
+ At 31 December 2003 Permira Europe IIIhad made one investment which settled in January 2004. The GBP(2.4) million is predominantly representative of management fees on SVIIT's commitment to the fund from its first close to 31 December 2003.

List of Investments continued



                                                                                          SVIIT's      Value of
                                                                                          Holding       SVIIT's   SVIIT's Net
                                                                  Year     Original   in the Fund       Holding        Assets
                                                                Formed Life (years)             %       GBP'000             %
UNITED KINGDOM
Permira UK III
Established as Permira's third buy-out fund in the
United Kingdom to invest in equity and near-equity
investments in buy-outs, buy-ins, development capital
businesses and turnarounds.                                       1993          10*          18.8        10,630           2.1

Permira UK Venture II
Established to invest in a diversified portfolio of
venture or development capital businesses and buy-outs
principally in the United Kingdom.                                1990          10*           8.7           389             -

Permira UK Venture IV
Established to follow the policies of the fully
invested Permira UK Venture III.                                  1995           10           4.2         1,964           0.4

-----------------------------------------------------------------------------------------------------------------------------
TOTAL UNITED KINGDOM                                                                                     12,983           2.5
------------------------------------------------------------------------------------------------------------------------------

List of Investments continued

                                                                                          SVIIT's      Value of
                                                                                          Holding       SVIIT's   SVIIT's Net
                                                                  Year     Original   in the Fund       Holding        Assets
                                                                Formed Life (years)             %       GBP'000             %
NORTH AMERICA
Schroder Canadian Buy-Out Fund II
Established to invest in buy-outs and development capital
opportunities, principally in Canada.                             1994           10          22.6         6,493           1.2

Schroder Canadian Buy-Out Fund III
Established to invest principally in buy-outs, buy-ins,
leveraged build-ups and development capital opportunities in
Canada.                                                           2000           10          26.6         1,548           0.3

Co-investments with Schroder Canadian Buy-Out Funds II and
III                                                                                                       7,723           1.5

Schroder Ventures International Life Sciences Fund
Established to invest in life sciences companies principally in the United States, the United Kingdom and Continental
Europe.                                                           1993          10*           6.8         1,937           0.4

Schroder Ventures International Life Sciences Fund II
Established as a successor to Schroder Ventures
International Life Sciences Fund, to invest in a diversified portfolio of life sciences companies principally in the
United States and Europe. The majority of these investments
will be in early stage opportunities.                             1999           10          29.2        33,366           6.3

International Life Sciences Fund III
The successor to Schroder Ventures International Life
Sciences Fund II, established to invest in a diversified
portfolio of life sciences companies principally in the
United States and Europe. The majority of these investments
will be in early stage opportunities.                             2002           10          19.1         6,297           1.2

Schroder Ventures US Fund
Established to invest in larger development capital and
mid-size buy-outs in the US, with a particular focus on
media, telecommunications and technology sectors.                 1999           10          29.9        22,700           4.2

------------------------------------------------------------------------------------------------------------------------------
TOTAL NORTH AMERICA                                                                                      80,064          15.1
------------------------------------------------------------------------------------------------------------------------------
Total venture fund portfolio                                                                            560,287         106.4
Money market instruments                                                                                 41,877           8.0
UK listed equity funds                                                                                    8,184           1.5
------------------------------------------------------------------------------------------------------------------------------
Total investment portfolio                                                                              610,348         115.9
Other assets less total liabilities                                                                    (83,730)        (15.9)
------------------------------------------------------------------------------------------------------------------------------
Total net assets                                                                                        526,618         100.0
------------------------------------------------------------------------------------------------------------------------------
*The lives of these funds have been extended.


Report of the Directors for the year ended 31 December 2003


The Directors submit their report and the audited accounts of the Company for the year ended 31 December 2003.


COMPANY'S BUSINESS
The Company carries on business as an investment trust and is an investment company within the meaning of section 266 of the Companies Act 1985. In order to obtain exemption from capital gains tax the Company has conducted itself with a view to being an approved investment trust for the purposes of Section 842 of the United Kingdom Income and Corporation Taxes Act 1988 (as amended). The last accounting period for which the Company has been treated as approved by the Inland Revenue as meeting the qualifying criteria for investment trust status is the period ended 31 December 2002 and the Company has subsequently conducted its affairs so as to enable it to continue to qualify for such approval. The Company is not a close company for taxation purposes.

A review of the Company's business and its likely future development is given in the Chairman and CEO's Statement on pages 4 and 5 and the Portfolio Review on pages 6 to 12.


REVENUE AND EARNINGS
The consolidated net revenue deficit for the year after expenses, interest, taxation and minority interests was GBP5,531,000 (six months ended 31 December 2002: deficit of GBP2,185,000), equivalent to a deficit per ordinary share of 5.32p (six months ended 31 December 2002: deficit of 2.14p).


DIVIDEND
The Company is prohibited by its Articles of Association from distributing as dividends any capital surpluses which arise from the realisation of investments. Accordingly, any dividends paid by the Company will be funded out of its revenue account.

The Company's investment objective is one of capital growth and it is anticipated that returns for shareholders will derive primarily from capital. The Directors do not recommend the payment of a final dividend as the Company has reported a deficit for the financial year on its revenue account.


POLICY FOR PAYMENT OF CREDITORS
It is the policy of the Company to settle all investment transactions in accordance with the terms and conditions of the relevant markets in which it operates. All other expenses are paid on a timely basis in the ordinary course of business. The Company had no trade creditors at 31 December 2003.


PURCHASE OF SHARES For cancellation
During the year ended 31 December 2003 the Directors did not use the authority given to them to purchase ordinary shares for cancellation.

The total number of shares in issue on 26 March 2004 was 112,655,174 shares. To provide maximum flexibility, the Directors wish to renew the authority to purchase shares for cancellation. A resolution authorising the Directors to purchase up to 14.99% of the share capital in issue on 26 March 2004 will be proposed at the forthcoming Annual General Meeting for which notice is given on pages 61 to 62.

This authority will lapse at the conclusion of the Company's Annual General Meeting in 2005, unless renewed earlier.

As at 26 March 2004, the Company held no shares in treasury. Accordingly, the percentage figures in this and other sections of the report are all calculated exclusive of treasury shares.

The total number of options to subscribe for ordinary shares outstanding at 26 March 2004 was 6,775,690, which represented approximately 6.0 per cent. of the issued ordinary share capital at that date. If the Company were to purchase the maximum number of ordinary shares permitted by this resolution and by the existing buy back authority given on 25 April 2003 (for 15,348,412 shares) then the options outstanding at 26 March 2004 would represent approximately 8.4 per cent. of the issued ordinary share capital. However, the directors do not presently intend to exercise the existing authority prior to its expiry on 29 April 2004.


ISSUE OF NEW SHARES
At the Annual General Meeting of the Company on 25 April 2003, the Directors were given powers (in substitution for the powers taken at the Annual General Meeting of the Company in November 2002) to allot relevant securities and to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply. The Directors wish to renew these powers at the forthcoming Annual General Meeting. Therefore, Resolutions 7 and 8 (set out in the notice of the Annual General Meeting on pages 61 to 62) will be proposed at the Annual General Meeting.

If passed, Resolution 7 will give the Directors the power to allot relevant securities up to an aggregate nominal amount of (a) GBP1,126,551 (equivalent to 1% of the Company's issued ordinary share capital as at 26 March 2004 excluding treasury shares as indicated above) in connection with the Company's Executive Share Option Plan; and (b) GBP37,551,724 (equivalent to one-third of the Company's issued ordinary share capital as at 26 March 2004).

If passed, Resolution 8 will give the Directors the power to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply (a) up to an aggregate nominal amount of GBP1,126,551 (equivalent to 1% of the Company's issued ordinary share capital as at 26 March
2004) in connection with the Company's Executive Share Option Plan; (b) pursuant to rights issues and other pre-emptive issues; and (c) up to an aggregate nominal amount of GBP11,265,517 (equivalent to 10% of the Company's issued ordinary share capital as at 26 March 2004).

The Directors are seeking the authority referred to in paragraph (c) of Resolution 8 in order to provide flexibility in raising monies to take advantage of opportunities arising through the launch of new Schroder Ventures or Permira funds, and for general corporate purposes. It is the intention of the Board that any equity securities allotted under this authority will be allotted at an effective premium to the estimated net asset value per ordinary share at the date of pricing of the issue of the relevant equity securities.

The Directors  intend to exercise the authority  referred to in paragraph (b) of
Resolution  7  to  issue  relevant   securities  whenever  they  believe  it  is
advantageous to shareholders to do so.

The Directors intend to exercise the authority referred to in paragraph (a) of Resolution 7 and paragraph (a) of Resolution 8 to grant options under part D of the Company's Executive Share Option Plan to individuals seconded to the Company or its subsidiaries (which, for this purpose, includes joint ventures). Options granted pursuant to this authority will nevertheless count towards limits on the number of new ordinary shares which may be issued pursuant to the exercise of options.

The authorities proposed to be taken under Resolutions 7 and 8 will lapse at the conclusion of the Company's Annual General Meeting in 2005, unless renewed earlier.


DIRECTORS
The Directors of the Company and their beneficial and family interests in the Company's share capital during the year to 31 December 2003 are given below:

                                    Ordinary Shares
                                    of GBP1.00 each
                                      At 31         At 31
                                   December      December
                                       2003          2002
Beneficial
J J McLachlan                        18,077        16,423
N E H Ferguson*                     233,284       230,000
C J Govett                           67,500        67,500
A J Habgood                          25,000        25,000
E W Koning                              Nil           Nil
D Raeburn                            60,000        60,000
A F Sykes                               Nil           Nil
A C Williams*                        13,091         9,235
Non-Beneficial
N E H Ferguson                       27,900        27,900
C J Govett                           20,000        20,000
A J Habgood                          12,500           Nil
A C Williams                            Nil         2,000

* Nicholas Ferguson and Andrew Williams have options over ordinary shares, details of which are given on page 31.

Nicholas Ferguson also holds GBP100,000 of SVIIT's GBP40,000,000 4 1/2 per cent. subordinated convertible bonds 2011 and GBP500,000 of SVIIT's GBP40,000,000
4 1/2 per cent. subordinated convertible bonds 2013.

Denis Raeburn also holds GBP500,000 of SVIIT's GBP40,000,000 4 1/2 per cent. subordinated convertible bonds 2013.

Anthony Habgood also holds GBP200,000 of SVIIT's GBP40,000,000 4 1/2 per cent. subordinated convertible bonds 2013.

There had been no changes in the above holdings up until 26 March 2004.

In accordance with the Company's Articles of Association, Mr Williams and Mr Govett will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. As indicated in the Chairman's Statement, Mr Sykes will retire as a Director on 31 March 2004.

The Directors do not have service contracts with the Company. However, Nicholas Ferguson and Andrew Williams, who are employed by Schroder Investment Management Limited, are seconded to Schroder Ventures (London) Limited ("SVLL"). As part of the secondment arrangements, SVLL will reimburse Schroder Investment Management Limited for the salary, bonus and other benefits paid by Schroder Investment Management Limited to Nicholas Ferguson and Andrew Williams.

Nicholas Ferguson and members of his family and Andrew Williams have an interest in the Carried Interest in respect of certain older Funds. Nicholas Ferguson and Andrew Williams have foregone a portion of their entitlement to Carried Interest on existing Funds and any entitlement they may have to Carried Interest on future Permira or Schroder Ventures funds in return for share options granted by the Company under the Executive Share Option Plan. Nicholas Ferguson and Andrew Williams also participate in the Schroder Ventures Co-Investment Scheme and Schroder Ventures Investments Limited. Andrew Sykes is an executive Director of Schroders plc but will retire on 31 March 2004. Nicholas Ferguson is a non-executive Director of Schroders plc but will retire on 22 April 2004. Schroders plc's subsidiaries include Schroder Investment Management Limited which receives fees from the Company in accordance with the terms of a secretarial agreement and for the provision of cash management services. Full details of fees paid to both companies can be found in Note 29 on page 52. No other Director has any material interest in any other contract which is significant to the Company's business.


DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
During the year the Company had maintained cover for its Directors and Officers, under a directors' and officers' liability insurance policy as permitted by
Section 310 of the Companies Act 1985 (as amended).


SUBSTANTIAL SHARE INTERESTS
At 26 March 2004 the Company had been notified of the following interests in excess of 3 per cent. of the issued capital.

                                     Number of
                                      ordinary Percentage
                                        shares   of class
Schroders plc and its
subsidiaries:
- non beneficial, managed for
clients                             19,335,951      17.16
- beneficial                         7,113,449       6.31
Aegon Investment Management BV      24,603,665      21.84
Lansdowne Partners                   9,338,262       8.29
Morley Fund Management Limited       3,861,340       3.43
Morgan Stanley Securities
Limited                              3,543,595       3.15


AUDITORS
Ernst & Young LLP have expressed their willingness to remain in office and resolutions to re-appoint them and to authorise the Directors to fix their remuneration will be proposed at the Annual General Meeting.

Registered Office:             Registered Number: 3066856

31 Gresham Street
London
EC2V 7QA

By order of the Board
Schroder Investment Management Limited
Secretary
26 March 2004

Statement of Directors' Responsibilities

The Directors are responsible for preparing accounts for each financial period which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial period and of the return for the period, and are in accordance with applicable laws and regulations.

The Directors are satisfied that the Group has adequate resources to continue in business and accordingly that the accounts should be drawn up on a going concern basis. Further, appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used in the preparation of these accounts and applicable accounting standards have been followed. These policies and standards, for which the Directors accept responsibility, have been discussed with the Auditors.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud, error, other irregularities and non-compliance with laws and regulations.

The accounts are published on the www.sviit.co.uk website, which is a website maintained by Schroder Ventures (London) Limited ("SVLL"), a wholly owned subsidiary of the Company. The maintenance and integrity of this website is the responsibility of SVLL.

The accounts are also published on the www.schroders.co.uk website, which is a website maintained by Schroders. The maintenance and integrity of the website maintained by Schroders or any other subsidiary of Schroders plc is, so far as it relates to the Company, the responsibility of Schroders.


The work carried out by the auditors does not involve consideration of the maintenance and integrity of these websites and accordingly, the auditors accept no responsibility for any changes that have occurred to the accounts shown on the websites from this published report and accounts. Visitors to the websites need to be aware that legislation in the United Kingdom governing the preparation and dissemination of the accounts may differ from legislation in their jurisdiction.

The Directors believe that they have complied with these responsibilities.

Corporate Governance

The Company is committed to the highest standards of corporate governance. Following the publication of a new Combined Code, which will apply to the Company for the year ending 31 December 2004, the Board has commenced a review of all aspects of corporate governance. This includes the work and terms of reference of the Committees of the Board.


APPLICATION OF CODE PRINCIPLES

THE BOARD
The Board currently consists of two executive and six non-executive Directors. The Board considers that John McLachlan, John Govett, Anthony Habgood, Edgar Koning and Denis Raeburn are independent non-executive directors. (see page 2 for further details).

All Directors are appointed for an initial term covering the period from the date of their appointment until the first Annual General Meeting thereafter, at which they are required to stand for election, in accordance with the existing Articles of Association. Thereafter Directors retire by rotation at least every three years.

The Board meets at least five times a year. Matters specifically reserved for decision by the full Board have been defined and are currently being re-examined as part of the overall governance review.

A procedure has been adopted for directors, in the furtherance of their duties, to take independent professional advice at the expense of the Company. The Directors have access to the advice and services of the Corporate Company Secretary through its appointed representative, who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.


PERFORMANCE EVALUATION As part of its review of all aspects of corporate governance, the Board is establishing a framework for the on-going evaluation of the performance of the board and its committees, as well as the performance and individual contribution of the non-executive directors. The first review of performance will take place later in 2004 and will be led by the Chairman. The evaluation of the Chairman's performance will be led by a senior non-executive director.


INDUCTION  AND TRAINING
When a Director is appointed he or she receives a full, formal and tailored induction. In addition, Directors attend ad hoc seminars appropriate to the Company's business.


BOARD COMMITTEES
The Investment Committee, which as at 31 December 2003 consisted of Nicholas Ferguson (Chairman), John Govett, Edgar Koning, John McLachlan, Denis Raeburn, Andrew Sykes and Andrew Williams, is responsible, together with the Board, for the day-to-day management of the Company's investment portfolio. In particular, the Committee is responsible for reviewing investment proposals for the Company, for giving investment recommendations to the Board and for implementing the Board's decision as regards any investment.

As part of the preparations for the Company's acquisition of Schroder Ventures (London) Limited and Schroder Ventures North America Inc. the Company established a Remuneration Committee during the year to 30 June 2001. The Remuneration Committee, which has defined terms of reference and duties, is, inter alia responsible for making recommendations to the Board in relation to the remuneration of the Executive Directors and the issuance of share option grants under the Executive Share Option Plan established in 2001. At 31 December 2003, the Committee was comprised of John McLachlan (Chairman), John Govett, Anthony Habgood and Denis Raeburn.

The Remuneration Committee also reviews certain contracts with service providers.

The Company has established a Nominations Committee in accordance with the recommendations of the Combined Code, to make recommendations on the appointment of new Directors. At 31 December 2003, the Committee was comprised of Anthony Habgood (Chairman), Nicholas Ferguson, Edgar Koning, John McLachlan and Denis Raeburn. A formal procedure for the appointment of new Directors is contained in the terms of reference of the Committee. The Committee meets as necessary to make recommendations to the Board on the filling of Board vacancies. In making its recommendations, the Committee is required to ensure that the composition of the Board is appropriately balanced in expertise and ability.

There is an Audit Committee with defined terms of reference and duties. At 31 December 2003, the Committee was comprised of John McLachlan (Chairman), Anthony Habgood, Edgar Koning and Denis Raeburn. The function of the Audit Committee is to ensure that the Company maintains the highest standards of integrity in financial reporting. It also meets with representatives of the Company Secretary and receives reports on the quality and effectiveness of the accounting records and management information maintained on behalf of the Company.


INFORMATION FLOWS
The Chief Executive reports to the Board on at least a quarterly basis and as appropriate on specific matters. Directors are provided, on a regular basis, with key information on the Company's policies, regulatory requirements and internal controls. Changes affecting directors' responsibilities are advised to the Board as they arise. The Board receives and considers reports regularly from its advisers and ad hoc reports and information are supplied to the Board as required.


RELATIONS WITH SHAREHOLDERS
The Board believes that the Annual General Meeting provides an effective forum for private investors to communicate with the Board, and encourages participation. The Annual General Meeting is attended by members of the Board of Directors and a presentation is made. There is an opportunity for individual shareholders to question the Chairmen of the Board, the Audit Committee, the Remuneration Committee and the Nominations Committee at the Annual General Meeting. The Company announces the level of votes cast by proxy on resolutions proposed at General Meetings.

The Board believes that the Company's policy of reporting to shareholders as soon as possible after the Company's year end and holding the earliest possible Annual General Meeting is valuable. The Notice of Meeting on pages 61 to 62 sets out the business of the meeting.


EXERCISE OF VOTING POWERS
The Company has established a voting policy in respect of its investments which, in summary, is based on the governance recommendations of the Combined Code with the intention of voting in accordance with best practice whilst maintaining a primary focus on financial returns.


ACCOUNTABILITY AND AUDIT
The Directors' statement of responsibilities in respect of the accounts is on page 25 and a statement of going concern is set out below.

The Independent Auditors' Report can be found on page 32.


GOING CONCERN
The Directors believe that it is appropriate to continue to adopt the going concern basis in preparing the accounts as the assets of the Company and the Group consist mainly of securities that are readily realisable and, accordingly, the Company and the Group have adequate financial resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.


INTERNAL CONTROL
The Combined Code requires the Board to review the effectiveness of internal controls. The Board has undertaken a full review of all the aspects covered by the Turnbull guidance under which the Board is responsible for the Company's system of internal control and for reviewing its effectiveness.

The Board has approved a detailed risk map that identifies significant strategic, investment-related, operational and service provider risks and adopted an enhanced monitoring system to ensure that risk management and all aspects of internal control are considered on a regular basis.

The Board has contractually delegated the day to day accounting and company secretarial requirements to Schroder Investment Management Limited. This contract was entered into after full and proper consideration by the Board of the quality and cost of services offered including the financial control systems in operation in so far as they relate to the affairs of the Company, and the contract is monitored by the Remuneration Committee.

The Board believes that the key risks identified and the implementation of an ongoing system to identify, evaluate and manage these risks are based upon and relevant to the Company's business. The ongoing risk assessment, which has been in place throughout the financial year and up to the date of this report, includes consideration of the scope and quality of the systems of internal control adopted by major service providers, and ensures regular communication of the results of monitoring by third parties to the Board, and of the incidence of significant control failings or weaknesses that have been identified at any time and the extent to which they have resulted in unforeseen outcomes or contingencies that may have a material impact on the Company's performance or condition. Although the Board believes that it has a robust framework of internal control in place this can provide only reasonable and not absolute assurance against material financial misstatement or loss and is designed to manage, not eliminate, risk.

The Board will continue to monitor its framework of internal control and will continue to take steps to embed the system of internal control and risk management into the operations of the Company.

The Board has agreed that an internal audit function, for the SVIIT Group, should be established and has appointed Deloitte & Touche LLP as its internal auditor. The internal audit process is on-going and the findings of the internal auditor are reported to the Audit Committee.

The Board has conducted an annual review of the effectiveness of the system of internal control covering all material controls including financial, operational and compliance controls and risk management systems. This assessment took into account issues arising from the reports reviewed by the Board during the year together with any additional information necessary to enable the Board to take account of all significant aspects of internal control.


STATEMENT OF COMPLIANCE
In accordance with the requirements of the Listing Rules of the UKListing Authority, this report outlines how the Company has applied the principles of, and complied with, the provisions of the Combined Code published in 1998.

Except as explained below, the Company has complied throughout the year with the best practice provisions in Section 1 of the Combined Code:

The Board considers the Chairman to be the main point of contact to whom concerns from whatever source or of whatever nature may be conveyed. In the event that a shareholder does not wish to raise a concern with him, the Board is of the view that such a shareholder should be free to contact any of its other non-executive members and it has decided that it is not appropriate to nominate a single senior independent Director.

Remuneration Report for the year ended 31 December 2003


INTRODUCTION

This report deals with the remuneration paid to the Directors including the Company's executive Directors, Nicholas Ferguson, Chief Executive of the
Company, and Andrew Williams for the year ended 31 December 2003. It also addresses the policy for future remuneration of the Directors.

In accordance with the Companies Act 1985, a resolution to approve this report will be put to shareholders at the Annual General Meeting.

The Remuneration Committee
(the "Committee")

The Committee's members during the year were John McLachlan (Chairman), John Govett and Anthony Habgood, all considered by the Board to be independent non-executive Directors. Denis Raeburn, also considered by the Board to be an independent non-executive Director, was appointed as a member of the Committee in December 2003.


EXECUTIVE DIRECTORS' PENSIONS*


                                                                                                                        Transfer
                                                                                                                        value at
                                                                                                                     31 December
                                                                                                                   in respect of
                                                 Increase in                               Increase                     increase
                           Accrued  Increase in      accrued      Accrued     Transfer   in transfer     Transfer     in accrued
                        benefit at      accrued  benefit due   benefit at     value at     value net     value at        benefit
                       31 December  benefit due     to other  31 December  31 December of director's  31 December     (excluding
                              2002 to inflation      factors         2003         2002 contributions         2003     inflation)
                           GBP'000      GBP'000      GBP'000      GBP'000      GBP'000       GBP'000      GBP'000        GBP'000
N E H Ferguson                 106            3            1          110        1,255           218        1,473             63
A C Williams                    83            2            4           89          808           191          999             67


Transfer values are liabilities of the relevant pension fund rather than amounts due to be paid to the executive Directors or liabilities of the Company.

CURRENT REMUNERATION*
The emoluments of the Directors in respect of the year ended 31 December 2003 were as specified below:

                                                                                                          Total         Total
                                                                                                     emoluments    emoluments
                                                                                                        year to six months to
                                                                Salary     Benefits        Annual   31 December   31 December
                                                                & fees      in kind      bonus(S)          2003          2002
                                                               GBP'000      GBP'000       GBP'000       GBP'000       GBP'000
Executive
N E H Ferguson                                                     339            1           421           761           467
A C Williams                                                       314            1           237           552           323
Non-Executive
J J McLachlan                                                       75            -             -            75            38
C J Govett                                                          24            -             -            24            12
A J Habgood                                                         24            -             -            24            12
E W Koning                                                          21            -             -            21            11
D Raeburn                                                           24            -             -            24            12
A F Sykes                                                           23            -             -            23            10

------------------------------------------------------------------------------------------------------------------------------
Aggregate emoluments                                               844            2           658         1,504           885
------------------------------------------------------------------------------------------------------------------------------


(S) Bonuses include provision for amounts accrued but not paid in each year. Annual bonuses are awarded in respect of calendar years.
*   This represents the audited section of the Remuneration Report.

OPTIONS HELD BY DIRECTORS OVER ORDINARY SHARES OF THE COMPANY*

The following Directors have been granted options over Ordinary Shares under the Executive Share Option Plan:

                           At 31                                           At 31
                        December     Options     Options     Options    December    Exercise
                            2002     granted   exercised      lapsed        2003       price         Exercise dates+
                                                                                            ----------------------------------
                                                                                                     Earliest          Latest
N E H Ferguson           715,446           -           -           -     715,446     410.00p     21 June 2004    20 June 2011
                         357,724           -           -           -     357,724     410.00p     21 June 2005    20 June 2011
                         404,484           -           -           -     404,484     334.50p     5 April 2005    4 April 2012
                                     349,840           -           -     349,840     392.75p    13 March 2006   12 March 2013
A C Williams             373,983           -           -           -     373,983     410.00p     21 June 2004    20 June 2011
                         186,992           -           -           -     186,992     410.00p     21 June 2005    20 June 2011
                         272,645           -           -           -     272,645     334.50p     5 April 2005    4 April 2012
                                     239,847           -           -     239,847     392.75p    13 March 2006   12 March 2013

--------------------------------------------------------------------------------
Total                  2,311,274     589,687           -           -   2,900,961
------------------------------------------------------------------------------------------------------------------------------

+ Options are exercisable subject to appropriate performance targets being met. For the options that were granted in June 2001, April 2002 and March and October 2003, the target is for growth in the Company's net asset value per ordinary share to exceed the growth in the Retail Prices Index plus 4% per annum over the three years from the date of grant. If the performance target is not satisfied on the third anniversary of the date of grant, for the options granted in June 2001 they may be re-tested every six months over the ten year life of the option and for the options granted in April 2002 and March and October 2003 they may be re-tested every six months up to six years from grant. The mid-market price of shares at 31 December 2003 was 484.0p and the range during the year was 379.0p to 508.5p.


The Committee meets at least twice a year and invites selected executives to attend as appropriate.

The Committee is responsible for determining the remuneration policy for executives, including executive Directors, of the SVIIT Group (the "Group") and the operation of the Company's Executive Share Option Plan. Its terms of reference take into account the provisions of the Combined Code on corporate governance. The Committee has appointed New Bridge Street Consultants LLP, independent remuneration consultants, to advise it. This firm also provides advice on the operation of the Company's share schemes.

The terms of reference of the Committee are available on request from the Company Secretary.

POLICY ON THE  REMUNERATION  OF THE DIRECTORS
The Committee's aim is to ensure that remuneration packages should attract, retain and motivate senior executives but should avoid paying more than is necessary for this purpose. Basic salaries are set on this basis and the Committee has due regard to competitive market data on similar positions in other private equity organisations and financial institutions. Information on such market data is prepared for the Remuneration Committee by Towers Perrin. The Committee is sensitive to wider issues including pay and employment conditions in the Group when setting pay levels. No executive Director of the Company is involved in deciding his own remuneration.

Performance-related elements of remuneration form a significant proportion of the total remuneration package of the executive Directors.

The basic salaries of the executive Directors are reviewed annually, having regard to individual performance and comparative data. In addition, they are eligible for a non-pensionable discretionary bonus which is conditional on Group performance and the achievement of predetermined personal objectives based on the successful implementation of the business plan and strategies agreed by the Board.

Benefits in Kind
Benefits in kind (which are not pensionable) relate to the provision of health insurance and life assurance cover.

External Appointments
The Company permits executive Directors of the Company to accept limited non-executive directorships and other similar appointments, it being recognised that such appointments increase their commercial knowledge and business experience to the general benefit of the Company. Fees earned from such directorships may be retained by the executive Directors.

Service Contracts
Neither of the executive Directors has a service contract with the Company. They are employed by Schroder Investment Management Limited (SIM) and are seconded to the Group. Their contracts with SIM provide for 6 months' notice and do not include liquidated damages provisions. Mr. Ferguson's and Mr William's contracts are dated 1 March 2004. Mr Ferguson qualifies for continuous employment from 22 September 1980 and Mr Williams qualifies for continuous employment from 7 November 1983. It is the Company's policy to have regard to the duty of a departing executive Director to mitigate his loss when determining the level of any termination payment.

NON-EXECUTIVE DIRECTORS

The non-executive Directors have a letter of appointment with the Company. Remuneration paid to non-executive Directors is determined by the Board and reviewed each year. When considering remuneration levels the Board will consider, amongst other things, industry practice and contribution to various committees and time spent on the business of the Company.

Pension Arrangements
The following figures, prepared in accordance with UK legislation and the Listing Rules of the UKListing Authority, apply to Nicholas Ferguson and Andrew Williams in respect of the year ended 31 December 2003, for which they were executive Directors of the Company. No pension contributions are payable by either executive Director.

SHARE OPTIONS

So as to link a significant proportion of their remuneration to the long term stock market performance of the Company and to the achievement of predetermined financial targets, the interests of the Company's executive Directors and other executives of the Group are aligned with shareholders through the operation of the Company's Executive Share Option Plan, which was introduced at the Extraordinary General Meeting held on 3 May 2001.

Options will be granted regularly to qualifying employees and secondees of the Group and the Committee will determine grant levels, taking into account the development of the business and individual performance.

All options are granted at around the prevailing market price at the time of grant.

The Committee intends to continue to set appropriately demanding performance targets on the exercise of options. For options granted in 2004, the target is for growth in the Company's net asset value per ordinary share to exceed the growth in the Retail Prices Index ("RPI") plus 4% per annum over the three years from the date of grant. If the performance target is not satisfied on the third anniversary of the date of grant it may be re-tested every six months over the six years following grant. This target is consistent with the target set in 2003, and it is anticipated, will continue to be utilised as a target in future years.

It is not anticipated that the value of shares under options granted in any financial year will, other than in exceptional circumstances, exceed two times an individual's remuneration.

The performance of the net asset value of the Company has been chosen as the target in order to align the interests of executive Directors and other executives of the Group with shareholders' interests.

External advisers will, from 2004, confirm the performance criteria calculations for the Committee.

To the extent that the performance target has been met, options are normally exercisable from three years from grant.

PERFORMANCE GRAPH

The Companies Act 1985 requires this report to include a performance graph comparing the Company's total shareholder return performance against that of a broad equity market index. For this purpose, the Committee has decided that the FTSE All-Share Index is the most appropriate available index for comparative purposes because it is the principal index in which the Company's shares are quoted.

Source: Datastream

On behalf of the Board
John McLachlan
Chairman, Remuneration Committee
26 March 2004

Independent Auditors' Report
To the Members of Schroder Ventures International Investment Trust plc


We have audited the Group's accounts for the year ended 31 December 2003 which comprise the Consolidated Statement of Total Return, Company Statement of Total Return, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Cash Flow Statement and the related notes 1 to 30. These accounts have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the accounts in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the accounts and the part of the Directors' Remuneration Report in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited accounts. This other information comprises the Report of the Directors, unaudited part of the Directors' Remuneration Report, Chairman and CEO's Statement, Portfolio Review and Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Directors' Remuneration Report to be audited.

OPINION

In our opinion:

- the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the total return of the group for the year then ended; and
- the accounts and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.


Ernst & Young LLP
Registered Auditor
London
26 March 2004


Consolidated Statement of Total Return
(Incorporating the revenue account)


                                                            For the year ended                   For the six months ended
                                                            31 December 2003                        31 December 2002
                                                 Revenue       Capital        Total       Revenue       Capital         Total
                                         Notes   GBP'000       GBP'000      GBP'000       GBP'000       GBP'000       GBP'000
Realised gains on investments               11         -        10,894       10,894             -        57,997        57,997
Unrealised gains/(losses) on
investments                                 11         -        15,128       15,128             -      (15,420)      (15,420)

------------------------------------------------------------------------------------------------------------------------------
Gains on investments                                   -        26,022       26,022             -        42,577        42,577
Foreign exchange gains/(losses) on
non-cash balances                                      -           938          938             -         (901)         (901)
Foreign exchange gains/(losses) on
cash balances                                        178         (630)        (452)          (17)           591           574
Income                                       2     6,857             -        6,857         3,385             -         3,385
Expenses                                  3/23   (7,642)       (3,357)     (10,999)       (4,065)             -       (4,065)

------------------------------------------------------------------------------------------------------------------------------
Net (deficit)/return before finance
costs and taxation                                 (607)        22,973       22,366         (697)        42,267        41,570
Interest payable and similar charges         6   (5,106)             -      (5,106)       (1,523)             -       (1,523)

------------------------------------------------------------------------------------------------------------------------------
Net (deficit)/return on ordinary
activities before taxation                       (5,713)        22,973       17,260       (2,220)        42,267        40,047
Tax on ordinary activities                   7       182             -          182            36             -            36

------------------------------------------------------------------------------------------------------------------------------
(Deficit)/return on ordinary
activities after tax for the period              (5,531)        22,973       17,442       (2,184)        42,267        40,083
Minority interest - equity                             -          (66)         (66)           (1)            23            22

------------------------------------------------------------------------------------------------------------------------------
(Deficit)/return on ordinary
activities after tax and minority
interest for the period attributable
to equity shareholders                           (5,531)        22,907       17,376       (2,185)        42,290        40,105
Dividends                                    8         -             -            -             -             -             -

------------------------------------------------------------------------------------------------------------------------------
Transfer (from)/to reserves                      (5,531)        22,907       17,376       (2,185)        42,290        40,105

------------------------------------------------------------------------------------------------------------------------------
Return per ordinary share                    9   (5.32)p        22.02p       16.70p       (2.14)p        41.35p        39.21p
Return per ordinary share - diluted          9   (5.32)p                                  (2.14)p


The notes on pages 37 to 54 form an integral part of these accounts.

The revenue column of this statement is the consolidated profit and loss account of the Group. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the year.

Company Statement of Total Return
(incorporating the Revenue Account)


                                                           For the year ended                     For the six months ended
                                                            31 December 2003                          31 December 2002
                                                 Revenue       Capital        Total       Revenue       Capital         Total
                                     Notes       GBP'000       GBP'000      GBP'000       GBP'000       GBP'000       GBP'000
Realised gains on investments           11             -        10,255       10,255             -        57,969        57,969
Unrealised gains/(losses) on
investments                             11             -        15,717       15,717             -      (15,300)      (15,300)

------------------------------------------------------------------------------------------------------------------------------
Gains on investments                                   -        25,972       25,972             -        42,669        42,669
Foreign exchange gains/(losses) on
non-cash balances                                      -           938          938             -         (901)         (901)
Foreign exchange (losses)/gains on
cash balances                                          -         (599)        (599)             -           629           629
Income                                   2         1,144             -        1,144           521             -           521
Expenses                              3/23       (1,154)       (3,357)      (4,511)         (755)             -         (755)

------------------------------------------------------------------------------------------------------------------------------
Net (deficit)/return before
finance costs and taxation                          (10)        22,954       22,944         (234)        42,397        42,163
Interest payable and similar
charges                                  6       (5,106)             -      (5,106)       (1,522)             -       (1,522)

------------------------------------------------------------------------------------------------------------------------------
Net (deficit)/return on ordinary
activities before taxation                       (5,116)        22,954       17,838       (1,756)        42,397        40,641
Tax on ordinary activities               7           138             -          138           (1)             -           (1)

------------------------------------------------------------------------------------------------------------------------------
(Deficit)/return on ordinary
activities after tax for the period              (4,978)        22,954       17,976       (1,757)        42,397        40,640
Dividends                                8             -             -            -             -             -             -

------------------------------------------------------------------------------------------------------------------------------
Transfer (from)/to reserves                      (4,978)        22,954       17,976       (1,757)        42,397        40,640

------------------------------------------------------------------------------------------------------------------------------
Return per ordinary share                9       (4.79)p        22.07p       17.28p       (1.72)p        41.46p        39.74p
Return per ordinary share - diluted      9       (4.79)p                                  (1.72)p


The notes on pages 37 to 54 form an integral part of these accounts.

The revenue column of this statement is the Company's profit and loss account. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the year.

Balance Sheets

                                                                        At 31 December 2003               At 31 December 2002
                                                                        Group       Company                Group      Company
                                                          Notes       GBP'000       GBP'000              GBP'000      GBP'000
TANGIBLE FIXED ASSETS                                        10           399             -                  282            -
------------------------------------------------------------------------------------------------------------------------------
                                                                          399             -                  282            -
------------------------------------------------------------------------------------------------------------------------------
FIXED ASSET INVESTMENTS
Venture funds and co-investments                             11       560,287       530,794              483,959      459,043
UK listed equity funds                                       11         8,184         8,184                    -            -
Money market instruments                                     11        41,877        41,877               13,911       13,911
Investment in subsidiaries                                   13             -        35,538                    -       28,920

------------------------------------------------------------------------------------------------------------------------------
                                                                      610,348       616,393              497,870      501,874
------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Debtors                                                      14         6,718         3,190                4,490        1,364
Cash at bank                                                            5,791           610                4,887        1,031

------------------------------------------------------------------------------------------------------------------------------
                                                                       12,509         3,800                9,377        2,395
------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Creditors: amounts falling due within one year               15         8,111         4,297                4,783          817
------------------------------------------------------------------------------------------------------------------------------
NET CURRENT ASSETS/(LIABILITIES)                                        4,398         (497)                4,594        1,578
------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                 615,145       615,896              502,746      503,452
Creditors: amounts falling due after more than one year      16        88,108        87,619               39,201       39,201
Minority interest - non-equity                                            100             -                  100            -
Minority interest - equity                                                319             -                  253            -

------------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                            526,618       528,277              463,192      464,251
------------------------------------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES
Called up share capital                                      19       112,655       112,655              102,266      102,266
Share premium account                                        20        43,114        43,114                7,453        7,453
Capital redemption reserve                                   21         3,204         3,204                3,204        3,204
Share purchase reserve                                       22        92,054        92,054               92,054       92,054
Capital reserves                                             23       281,902       282,034              258,995      259,080
Revenue reserve                                              24       (6,311)       (4,784)                (780)          194
------------------------------------------------------------------------------------------------------------------------------
EQUITY SHAREHOLDERS' FUNDS                                   25       526,618      528,277               463,192      464,251
------------------------------------------------------------------------------------------------------------------------------
Net asset value per ordinary share         - undiluted       26        467.5p       468.9p                452.9p       454.0p
                                           - diluted         26        458.7p       460.0p                445.8p       446.7p


The accounts were approved by the Board of Directors on 26 March 2004 and signed on behalf of the Board by:

John J. McLachlan
Nicholas E. H. Ferguson
Directors

The notes on pages 37 to 54 form an integral part of these accounts.

Consolidated Cash Flow Statement


                                                                                                           For the six months
                                                                                      For the year ended                ended
                                                                                        31 December 2003     31 December 2002
                                                                              Notes              GBP'000              GBP'000
OPERATING ACTIVITIES
Income received on investments                                                                       931                  440
Bank interest received                                                                               424                  228
Investment advisory fee income received                                                            4,442                1,857
Administrative expenses paid                                                                     (8,068)              (2,433)

------------------------------------------------------------------------------------------------------------------------------
Net cash (outflow)/inflow from operating activities                              27              (2,271)                   92
------------------------------------------------------------------------------------------------------------------------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid                                                                                    (2,808)              (1,801)
Loan facility finance costs                                                                      (2,361)                (634)
------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from returns on investments and servicing of finance                            (5,169)              (2,435)
------------------------------------------------------------------------------------------------------------------------------
TAXATION
Income tax recovered                                                                                 131                    -
Overseas tax suffered                                                                                (8)                 (24)
------------------------------------------------------------------------------------------------------------------------------
Total tax recovered/(paid)                                                                           123                 (24)
------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of money market instruments                                                           (100,720)            (127,797)
Purchase of UK listed equity investments                                                         (7,477)                    -
Purchase of tangible fixed assets                                                                  (221)                 (34)
Sale of money market instruments                                                                  73,052              144,494
Calls paid                                                                                     (110,737)            (122,677)
Capital distributions received                                                                    59,426              104,510
------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from capital expenditure and financial investment                              (86,677)              (1,504)
-----------------------------------------------------------------------------------------------------------------------------
EQUITY DIVIDENDS PAID
Dividends                                                                                              -                    -
------------------------------------------------------------------------------------------------------------------------------
Total dividends paid                                                                                   -                    -
------------------------------------------------------------------------------------------------------------------------------
FINANCING
Drawdown from loan facility                                                      15               39,996               25,110
Repayment of loan facility                                                       15             (39,028)             (26,011)
Proceeds from ordinary share placing                                             19               47,919                    -
Issue and listing costs of ordinary shares                                                       (2,448)                    -
Proceeds from convertible bond issue                                             16               49,797                    -
Issue and listing costs of convertible bonds                                                       (886)                (218)
------------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from financing                                                          95,350              (1,119)
------------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW/(OUTFLOW)                                                                          1,356              (4,990)
------------------------------------------------------------------------------------------------------------------------------



RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                                                                           For the six months
                                                                                      For the year ended                ended
                                                                                        31 December 2003      31December 2002
                                                                               Note              GBP'000              GBP'000
Increase/(decrease) in cash during the period                                                      1,356              (4,990)
Exchange (loss)/gain on cash balances                                                              (452)                  574
Increase in convertible bonds                                                                   (48,418)                 (49)
------------------------------------------------------------------------------------------------------------------------------
Change in net debt                                                                              (47,514)              (4,465)
------------------------------------------------------------------------------------------------------------------------------
Net debt at the beginning of the period                                                         (34,314)             (29,849)
------------------------------------------------------------------------------------------------------------------------------
Net debt at the end of the period                                                28             (81,828)             (34,314)
-----------------------------------------------------------------------------------------------------------------------------

The notes on pages 37 to 54 form an integral part of these accounts.

Notes to the Accounts



1.  ACCOUNTING POLICIES
      A summary of the more important accounting policies is set out below:

   a) These accounts have been prepared under the historical cost convention modified to include certain investments at valuation, and in accordance with accounting standards applicable in the United Kingdom and the Statement of Recommended Practice "Financial Statements of Investment Trust Companies". The accounting policies used to prepare the accounts have no material variations from generally accepted accounting principles in the United States and those required by SEC Regulation S-X.

   b) Tangible fixed assets

      The Group's tangible fixed assets which include telecommunications, leasehold improvements, office equipment and computers are included at cost and are depreciated over their useful lives on a straight line basis at rates varying between 20% and 33% per annum.

   c) Fixed asset investments

      Equity share investments, fixed income and loan investments, interests in partnerships and unit trusts, together with interests in any associated undertakings and the investments in the various Schroder Ventures and Permira funds, will be regarded as financial fixed assets as they are held for long term investment purposes. The treatment of associated undertakings in the same way as other fixed asset investments is in accordance with Financial Reporting Standard 9.

   d) Valuation of investments

      The Company's investments in the various Schroder Ventures and Permira funds are valued by the Directors at the balance sheet date by valuing the underlying investments comprising the portfolios of the Schroder Ventures and Permira funds in accordance with the valuation policies set out below, as adjusted, where appropriate, for other assets and liabilities of the Schroder Ventures and Permira funds. The valuation policies of the Company are consistent with the current guidelines issued by the British Venture Capital Association ("BVCA"), which came into effect on 1 August 2003. In accordance with these guidelines where, in an exceptional case, the strict application of the valuation policies set out below, would not, in the opinion of the Directors, result in a fair value being ascribed to an investment, the Directors may adopt an alternative valuation in accordance with the overriding BVCA principle that the value should be a fair one.

      Carried interest and management fees

      For the purpose of valuing the Company's holdings in the various Schroder Ventures and Permira funds, management fees due to Schroder Ventures or Permira will be accounted for on the accruals basis. An estimate of Carried Interest, the allocation to Schroder Ventures or Permira of 20% of the profits arising in each Fund calculated by reference to the valuations of the underlying investments, will be deducted from the values of the Company's holdings. Disclosed valuations of individual investee companies will, by necessity, be shown before deduction of Carried Interest.

   e) Income and capital gains recognition

      The Company's income and capital gains are expected to be derived primarily from future distributions in respect of its holdings in Schroder Ventures or Permira funds. The Company will account for such distributions by reference to the underlying source of the distribution.

      Revenue distributions receivable by the Company which arise from dividends, interest and other revenue items through the Schroder Ventures and Permira funds will be credited to the Company's revenue account when such income distributions are declared. Investment income arising from directly held investments of the Company will, in the case of dividends, be included as revenue in the period in which they go ex-dividend, and, in the case of interest income which, together with interest payable and all other revenue expenses, will be treated on an accruals basis.

      Realised profits on capital distributions receivable by the Company which arise from the realisation of investments within the Schroder Ventures and Permira funds will be credited to the Company's capital reserve when they are declared.

   f) Foreign currencies

      Transactions denominated in foreign currencies will be translated at the exchange rate at the date of the transaction. Assets and liabilities recorded in foreign currencies will be translated into sterling at exchange rates at the date of the accounts. Exchange differences arising from the re-translation of the opening net investments will be taken to reserves and reported in the Consolidated and the Company's Statement of Total Return.

      Foreign subsidiary financial statements are translated into sterling using the closing rate method with all exchange differences taken to reserves and reported in the Consolidated Statement of Total Return. All other foreign exchange differences will be included as an exchange gain or loss in capital reserve or in the revenue account depending on whether the gain or loss is of a capital or revenue nature respectively.

   g) Finance costs

      All finance costs are charged directly to revenue.

   h) Taxation

      Deferred tax is provided in accordance with FRS19 on all timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are only recognised to the extent that they are recoverable.


  i)  Basis of consolidation

      The Consolidated Statement of Total Return and Balance Sheet include the financial statements of the company and its subsidiary undertakings made up to the balance sheet date using the purchase method. Goodwill arising on consolidation is written off against reserves on acquisition. In the Company's accounts, investments in subsidiary undertakings are stated in accordance with the policies outlined under
      (c) above.

  j)  Capital reserves

      Capital Reserve - Realised

      The following are accounted for in this reserve:

    - gains and losses on the realisation of investments calculated by reference to their carrying value at the previous balance sheet date.

    - realised exchange differences of a capital nature.

    - Other expenses of a capital nature.

      Capital Reserve - Unrealised.

      The following are accounted for in this reserve:

    - increases and decreases in the revaluation of investments held at the year end.

    - unrealised exchange differences of a capital nature

    - exchange differences arising on consolidation.

2.  INCOME

                                                                                                     For the      For the
                                                                          For the      For the    six months   six months
                                                                       year ended   year ended         ended        ended
                                                                      31 December  31 December   31 December  31 December
                                                                             2003         2003          2002         2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Income from money market instruments                                      454          454           267          267
    Income from venture funds and co-investments                              564          564           153          153
    Interest receivable and similar income                                    401          126           249          101
    Income from investment advisory services                                5,438            -         2,716            -
    ----------------------------------------------------------------------------------------------------------------------
                                                                            6,857        1,144         3,385          521
    ----------------------------------------------------------------------------------------------------------------------

    Income arises mainly from UK assets or operations.

3.  EXPENSES

                                                                                                     For the      For the
                                                                          For the      For the    six months   six months
                                                                       year ended   year ended         ended        ended
                                                                      31 December  31 December   31 December  31 December
                                                                             2003         2003          2002         2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Fees payable to Schroder Investment
    Management Limited (note 29)                                              322          322           192          192
    Directors' remuneration                                                 1,504          191           885           95
    Staff costs (note 4)                                                    3,773            -         1,746            -
    Depreciation (note 10)                                                    100            -            45            -
    General expenses                                                        1,893          605         1,146          428
    Auditors' remuneration:
    - audit                                                                    40           30            28           19
    - non-audit*                                                               10            6            23           21
    ----------------------------------------------------------------------------------------------------------------------
                                                                            7,642        1,154         4,065          755
    ----------------------------------------------------------------------------------------------------------------------

    *Fees for non-audit services relate primarily to the preparation and filing of returns with the US Securities and Exchange Commission.

4.  STAFF COSTS

                                                                                                     For the      For the
                                                                          For the      For the    six months   six months
                                                                       year ended   year ended         ended        ended
                                                                      31 December  31 December   31 December  31 December
                                                                             2003         2003          2002         2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Salaries and other remuneration                                         2,924            -         1,401            -
    Social security costs                                                     442            -           237            -
    Pension costs (note 5)                                                    407            -           108            -
    ----------------------------------------------------------------------------------------------------------------------
                                                                            3,773            -         1,746            -
    ----------------------------------------------------------------------------------------------------------------------

    The Company has no employees. The average number of employees employed by subsidiary undertakings was:

                                                                                                     For the  For the six
                                                                                                  year ended months ended
                                                                                                 31 December  31 December
                                                                                                        2003         2002
                                                                                                       Group        Group
                                                                                                     GBP'000      GBP'000
    Full-time employees                                                                                   20           20
    Seconded staff                                                                                         4            4
    ----------------------------------------------------------------------------------------------------------------------
                                                                                                          24           24
    ----------------------------------------------------------------------------------------------------------------------

5.  PENSION COSTS

The charge for pension costs comprises:

                                                                                                     For the      For the
                                                                          For the      For the    six months   six months
                                                                       year ended   year ended         ended        ended
                                                                      31 December  31 December   31 December  31 December
                                                                             2003         2003          2002         2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Defined benefit schemes                                                   172            -            29            -
    Money purchase schemes                                                    235            -            79            -
    ----------------------------------------------------------------------------------------------------------------------
                                                                              407            -           108            -
    ----------------------------------------------------------------------------------------------------------------------

    The Group does not participate in a SVIIT Group pension scheme. Costs in respect of defined benefit schemes relate to payments due to the Schroders Retirement Benefits Scheme ("the Scheme") in respect of four employees, including the Company's executive Directors, seconded from Schroder Investment Management Limited to Schroder Ventures (London) Limited ("SVLL"), a wholly owned subsidiary of the Company. SVLL and the Scheme's trustees, taking advice from the independent actuaries, agree the contributions.

    In accordance with FRS 17, the scheme is accounted for as a defined contribution scheme on the basis that the Group is unable to identify its share of the underlying assets and liabilities of the Scheme at the balance sheet date. Further details of the Scheme can be found in the Annual Report and Accounts of Schroders plc. In particular, the Scheme had 612 active members in the defined benefit section at 31 December 2003 and the accounts of Schroders plc disclosed a net pension deficit in respect of the Scheme of GBP20.1 million, calculated under FRS 17 based on interim valuations prepared by independent qualified actuaries.

6.  INTEREST PAYABLE AND SIMILAR CHARGES

                                                                                                     For the      For the
                                                                          For the      For the    six months   six months
                                                                       year ended   year ended         ended        ended
                                                                      31 December  31 December   31 December  31 December
                                                                             2003         2003          2002         2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Convertible bond interest                                               3,050        3,050           900          900
    Amortisation of convertible bond premium,
    issue and listing costs                                                    95           95            45           45
    Loan facility finance costs                                             1,961        1,961           577          577
    Other interest                                                              -            -             1            -

    ----------------------------------------------------------------------------------------------------------------------
                                                                            5,106        5,106         1,523        1,522
    ----------------------------------------------------------------------------------------------------------------------

7.  TAXATION
    (a) The (credit)/charge for taxation for the period is made up as follows:

                                                                                                     For the      For the
                                                                          For the      For the    six months   six months
                                                                       year ended   year ended         ended        ended
                                                                      31 December  31 December   31 December  31 December
                                                                             2003         2003          2002         2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Current tax
    Corporation tax                                                             -            -             -            -
    Double taxation relief                                                      -            -             -            -
    ----------------------------------------------------------------------------------------------------------------------
                                                                                -            -             -            -
    Income tax suffered by the venture funds                                  (9)          (9)             -            -
    Overseas tax                                                                1            1             8            1
    Prior year adjustment                                                   (174)        (130)          (44)            -
    ----------------------------------------------------------------------------------------------------------------------
    Total current tax (note 7(b))                                           (182)        (138)          (36)            1
    ----------------------------------------------------------------------------------------------------------------------

    Deferred Tax
    Deferred tax - prior year adjustment                                        -            -             -            -
    ----------------------------------------------------------------------------------------------------------------------
    Total deferred tax                                                          -            -             -            -
    ----------------------------------------------------------------------------------------------------------------------
    Total tax (credit)/charge                                               (182)        (138)          (36)            1
    ----------------------------------------------------------------------------------------------------------------------



    There are no profits chargeable to corporation tax in the current period. Excess management expenses relating to the venture fund investments are available to set against any taxable income of the Company. These excess management expenses are included within the investments in venture funds in the balance sheet of the Company and are not reflected in the Company's revenue account. If in a future year in relation to the venture fund investments, income exceeds expenses, the taxation charge to the Company's revenue account will include tax on this excess with a suitable note by way of explanation.

    (b) Factors affecting current tax charge for the period:

    The tax assessed for the period is lower than the standard rate of corporation tax in the UK for a large company (30%). The differences are explained below:

                                                                                                     For the      For the
                                                                          For the      For the    six months   six months
                                                                       year ended   year ended         ended        ended
                                                                      31 December  31 December   31 December  31 December
                                                                             2003         2003          2002         2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Deficit on ordinary activities before taxation                        (5,713)      (5,116)       (2,220)      (1,756)
    Corporation tax at 30%                                                (1,714)      (1,535)         (666)        (527)

    Effects of:
    Overseas taxation written off                                               1            1             8            1
    Non deductible expenses                                                    17            5             8            4
    Unutilised current period expenses carried forward                      1,700        1,530           625          460
    Other timing differences                                                    -            -            61           63
    Income tax recoverable on venture fund investments                        (9)          (9)             -            -
    Income of subsidiary not taxable                                          (3)            -          (28)            -
    Prior year adjustment - corporation tax                                 (174)        (130)          (44)            -
    ----------------------------------------------------------------------------------------------------------------------
    Current tax (credit)/charge for the period (Note 7(a))                  (182)        (138)          (36)            1
    ----------------------------------------------------------------------------------------------------------------------

7.  TAXATION continued
     (c) Factors affecting future tax charges:
    The Group currently has and expects to generate surplus tax losses. A deferred tax asset in respect of these surplus losses is not recognised because their utilisation is considered unlikely in the foreseeable future.


8.  DIVIDENDS
    No dividend has been proposed in respect of the current financial year. Similarly, no dividend was declared in respect of the six months ended 31 December 2002.


9.  RETURN PER ORDINARY SHARE

                                                    For the year ended                   For the six months ended
                                                     31 December 2003                        31 December 2002
                                               Revenue       Capital        Total       Revenue      Capital        Total
    Group
    ----------------------------------------------------------------------------------------------------------------------
    Return per ordinary share  - basic         (5.32)p        22.02p       16.70p       (2.14)p       41.35p       39.21p
                               - diluted       (5.32)p                                  (2.14)p
    ----------------------------------------------------------------------------------------------------------------------


    The basic revenue return per ordinary share is based on the net deficit on ordinary activities after taxation and minority interests of GBP5,531,000 (six months ended 31 December 2002: deficit of GBP2,185,000) and on 104,018,459 ordinary shares (six months ended
    31 December 2002: 102,265,699) being the weighted average number of shares in issue during the year.

    The capital return per ordinary share is based on the net return for the year of GBP22,907,000 (six months ended 31 December 2002: return of GBP42,290,000) and on 104,018,459 ordinary shares (six months ended
    31 December 2002: 102,265,699) being the weighted average number of shares in issue during the year.


                                                    For the year ended                   For the six months ended
                                                     31 December 2003                        31 December 2002
                                               Revenue       Capital        Total       Revenue      Capital        Total
    Company
    ----------------------------------------------------------------------------------------------------------------------
    Return per ordinary share  - basic         (4.79)p        22.07p       17.28p       (1.72)p       41.46p       39.74p
                               - diluted       (4.79)p                                  (1.72)p
    ----------------------------------------------------------------------------------------------------------------------


    The basic revenue return per ordinary share is based on the net deficit on ordinary activities after taxation of GBP4,978,000 (six months ended 31 December 2002: deficit of GBP1,757,000) and on 104,018,459 ordinary shares (six months ended 31 December 2002: 102,265,699) being the weighted average number of shares in issue during the year.

    The capital return per ordinary share is based on the net return for the year of GBP22,954,000 (six months ended 31 December 2002: return of GBP42,397,000) and on 104,018,459 ordinary shares (six months ended
    31 December 2002: 102,265,699) being the weighted average number of shares in issue during the year.

    The  diluted  revenue  returns  per  ordinary  share for the year  ended
    31 December 2003 have been calculated in accordance with FRS 14 under which the convertible bonds (note 16) are regarded as dilutive if, on conversion, the increased returns attributable to equity shareholders arising from the interest saved (less taxation), divided by the increased weighted average number of shares, are less than the basic returns per ordinary share. These calculations assume that conversion of dilutive potential ordinary shares takes place on 1 January 2003, at an exercise price of 399p for the 2011 Bonds and 480p for the 2013 Bonds. As there are revenue losses, the convertible bonds do not have a dilutive effect on revenue returns in either period.

    The diluted revenue returns per ordinary share have also been calculated assuming the exercise of all potential dilutive ordinary shares arising from the share options in issue (see note 19). As there are revenue losses, the options do not have a dilutive effect on revenue returns in either period.

10. TANGIBLE FIXED ASSETS (GROUP)

                                                                                                    Telecom-
                                                                                                 munications
                                                                        Leasehold     Computer    and office
                                                                     Improvements    equipment     equipment        Total
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Cost
    At 1 January 2003                                                         150          142            99          391
    Additions                                                                   1          217             3          221
    Disposals                                                                   -          (2)             -          (2)
    Exchange translation adjustments                                          (1)          (4)           (2)          (7)
    ----------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                                                       150          353           100          603
    ----------------------------------------------------------------------------------------------------------------------
    Depreciation
    At 1 January 2003                                                          35           53            21          109
    Charge for the period                                                      30           50            20          100
    Disposals                                                                   -          (1)             -          (1)
    Exchange translation                                                        -          (3)           (1)          (4)
    ----------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                                                        65           99            40          204
    ----------------------------------------------------------------------------------------------------------------------
    Net book value
    At 31 December 2003                                                        85          254            60          399
    ----------------------------------------------------------------------------------------------------------------------
    At 1 January 2003                                                         115           89            78          282
    ----------------------------------------------------------------------------------------------------------------------


11. INVESTMENTS
    (a) Group

                                                                Venture funds and    UK listed  Money market        Total
                                                                   co-investments equity funds   instruments    portfolio
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Cost at 1 January 2003                                                595,021            -        13,875      608,896
    Unrealised (loss)/gain at 1 January 2003                            (111,062)            -            36    (111,026)
    ----------------------------------------------------------------------------------------------------------------------
    Valuation at 1 January 2003                                           483,959            -        13,911      497,870
    Calls and purchases payable                                           110,737        8,015       100,720      219,472
    Distributions and sales receivable                                   (59,426)        (538)      (73,052)    (133,016)
    Realised gain/(loss)                                                   10,985          143         (234)       10,894
    Unrealised gain                                                        14,032          564           532       15,128
    ----------------------------------------------------------------------------------------------------------------------
    Valuation at 31 December 2003                                         560,287        8,184        41,877      610,348
    ----------------------------------------------------------------------------------------------------------------------

    Distributions of GBP538,000 in respect of UK listed equity funds are in-specie transfers to the SVIIT UK Focus Fund.

11. INVESTMENTS continued
    Gains on investments

                                                                                                                  For the
                                                                                                For the year   six months
                                                                                                       ended        ended
                                                                                                 31 December  31 December
                                                                                                        2003         2002
                                                                                                     GBP'000      GBP'000
    Realised gain on investments based on historical cost                                              1,342       89,641
    Amounts recognised as unrealised previously                                                        9,552     (31,644)
    ----------------------------------------------------------------------------------------------------------------------
    Realised gain based on carrying value at previous balance sheet date                              10,894       57,997
    Net movement in unrealised gains/(losses)                                                         15,128     (15,420)
    ----------------------------------------------------------------------------------------------------------------------
    Total gains on investments                                                                        26,022       42,577
    ----------------------------------------------------------------------------------------------------------------------


    (b) Company

                                                                Venture funds and    UK listed  Money market        Total
                                                                   co-investments equity funds   instruments    portfolio
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Cost at 1 January 2003                                                559,992            -        13,875      573,867
    Unrealised (loss)/gain at 1 January 2003                            (100,949)            -            36    (100,913)
    ----------------------------------------------------------------------------------------------------------------------
    Valuation at 1 January 2003                                           459,043            -        13,911      472,954
    Calls and purchases payable                                           110,643        8,015       100,720      219,378
    Distributions and sales receivable                                   (57,341)        (538)      (73,052)    (130,931)
    Realised gain/(loss)                                                   10,346          143         (234)       10,255
    Unrealised gain                                                         8,103          564           532        9,199
    ----------------------------------------------------------------------------------------------------------------------
    Valuation at 31 December 2003                                         530,794        8,184        41,877      580,855
    ----------------------------------------------------------------------------------------------------------------------

    Gains on investments

                                                                                                                  For the
                                                                                                For the year   six months
                                                                                                       ended        ended
                                                                                                 31 December  31 December
                                                                                                        2003         2002
                                                                                                     GBP'000      GBP'000
    Realised gain on investments based on historical cost                                                526       90,231
    Amounts recognised as unrealised previously                                                        9,729     (32,262)
    ----------------------------------------------------------------------------------------------------------------------
    Realised gain based on carrying value at previous balance sheet date                              10,255       57,969
    Net movement in unrealised gains/(losses)                                                          9,199     (13,160)
    ----------------------------------------------------------------------------------------------------------------------
    Total gains on investments                                                                        19,454       44,809
    ----------------------------------------------------------------------------------------------------------------------

    Total gains of GBP25,972,000 shown in the Statement of Total Return also include gains on subsidiaries during the year of GBP6,518,000.

12. GEOGRAPHICAL ANALYSIS OF INVESTMENTS

                                                                            31 December 2003           31 December 2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Venture funds and co-investments
    Europe
    United Kingdom                                                         12,983       12,442        13,344       12,603
    France                                                                    310          310           488          488
    Germany                                                                 8,577        3,662         8,496        4,229
    Italy                                                                   1,643        1,643         1,642        1,642
    Spain                                                                   1,242        1,242           930          930
    Pan Europe                                                            396,191      395,965       315,253      315,083
    ----------------------------------------------------------------------------------------------------------------------
    Total Europe                                                          420,946      415,264       340,153      334,975
    ----------------------------------------------------------------------------------------------------------------------
    Asia
    Asia Pacific                                                           44,652       27,588        37,800       26,192
    Japan                                                                  14,625        7,919        15,918        7,835
    ----------------------------------------------------------------------------------------------------------------------
    Total Asia                                                             59,277       35,507        53,718       34,027
    ----------------------------------------------------------------------------------------------------------------------
    North America
    Canada                                                                 15,764       15,764        26,524       26,524
    United States*                                                         64,300       64,259        63,564       63,517
    ----------------------------------------------------------------------------------------------------------------------
    Total Americas                                                         80,064       80,023        90,088       90,041
    ----------------------------------------------------------------------------------------------------------------------
    Total venture funds and co-investments                                560,287      530,794       483,959      459,043
    ----------------------------------------------------------------------------------------------------------------------
    UK listed equity funds
    SVIIT UK Focus Fund                                                     8,184        8,184             -            -
    ----------------------------------------------------------------------------------------------------------------------
    Total UK listed equity funds                                            8,184        8,184             -            -
    ----------------------------------------------------------------------------------------------------------------------
    Money market instruments
    Sterling denominated                                                    9,960        9,960        10,000       10,000
    Euro denominated                                                       31,917       31,917         3,911        3,911
    ----------------------------------------------------------------------------------------------------------------------
    Total money market investments                                         41,877       41,877        13,911       13,911
    ----------------------------------------------------------------------------------------------------------------------
    Total Investment Portfolio                                            610,348      580,855       497,870      472,954

    ----------------------------------------------------------------------------------------------------------------------

    * Schroder Ventures International Life Sciences Funds I and II and International Life Sciences Fund III have been included within the United States.

    All venture funds held by the Group are unlisted. However, some of the underlying companies held within those funds are listed. Included in the value of total venture funds and co-investments of GBP560,287,000 are listed investments amounting to GBP43,500,000 (31 December 2002:
    GBP26,081,000).

    Significant Interests In Investment Funds

    Details of investments in which the Company or Group has an interest of 10% or more of any class of share/units are detailed in the list of investments on pages 18 to 21. All of these venture funds are managed or advised by Permira or Schroder Ventures.

    In addition, as at 31 December 2003, SVIIT had a 47.9% interest in the SVIIT UK Focus Fund, a Dublin-listed OEIC managed by SVIIT Investment Managers Limited.

13. INVESTMENTS IN SUBSIDIARIES

                                                                                                                  For the
                                                                                               For the year    six months
                                                                                                      ended         ended
                                                                                                31 December   31 December
                                                                                                       2003          2002
                                                                                                    Company       Company
                                                                                                    GBP'000       GBP'000
    Cost at the beginning of the period                                                              27,012        25,512
    Capital injection                                                                                   100         1,500
    ----------------------------------------------------------------------------------------------------------------------
    Cost at the end of the period                                                                    27,112        27,012
    Net unrealised gain on investment                                                                 8,426         1,908
    ----------------------------------------------------------------------------------------------------------------------
    Market value at the end of the period                                                            35,538        28,920
    ----------------------------------------------------------------------------------------------------------------------

    The Platinum Trust is included in the Company's balance sheet at its fair value of GBP32,438,000 (31 December 2002: GBP25,920,000). Schroder
    Ventures (London) Limited ("SVLL") is included at cost of GBP3,000,000 (31 December 2002: GBP3,000,000). SVIIT Investment Managers Limited is included at cost of GBP100,000 (31 December 2002: Nil). Schroder
    Ventures North America Inc. and Schroder Ventures Boston Inc. are wholly owned subsidiaries of SVLL.

    Subsidiary undertakings at 31 December 2003:


                                                                                                             Net revenue/
                                                                                                                (deficit)
                                                                                                                    after
                                                                                                     Capital  tax for the
                                                 Country of                 Number and                   and         year
                                               registration,                  class of           reserves at        ended
                                              incorporation               shares/units   Group   31 December  31 December
                                                        and                held by the holding          2003         2003
                                                  operation                      Group       %       GBP'000      GBP'000
    Company and business
    The Platinum Trust (unit trust)                Guernsey        23,112,'A' units(1)      99)
    - investment                                                      900 'B' units(1)      90)       32,856           17
    Schroder Ventures (London) Limited
    - advisory and administration services                          3,000,000 Ordinary
                                                         UK                  Shares(2)     100         1,362        (570)
    Schroder Ventures North America Inc
    - broker/dealer.                                     US     3,000 Common Shares(3)     100           251           14
    Schroder Ventures Boston Inc.
    - investment advisor                                 US       100 Common Shares(4)     100             -            -
    SVIIT Investment Managers Limited
    - investment manager                                 UK 100,000 Ordinary Shares(5)     100           100            -

    (1) On termination of The Platinum Trust, the 'B' units (non-equity) are entitled to a return of the original amount subscribed. The 'A' units (equity) are entitled to the remaining net assets.
    (2) The Company acquired 100 ordinary GBP1 shares in Schroder Ventures (London) Limited ("SVLL") for GBP100 on 18 June 2001. On 26 June 2001, SVLL issued 749,900 ordinary GBP1 shares to the Company for GBP749,900. On 22 April 2002, SVLL issued a further 750,000 ordinary GBP1 shares to the Company for GBP750,000. On 19 December 2002, SVLL issued a further 1,500,000 ordinary GBP1 shares to the Company for GBP1,500,000.
    (3) Schroder Ventures North America Inc. ("SVNA") is a subsidiary of SVLL. SVLL acquired SVNA on 18 June 2001 for $50,000 and made a further capital injection of $250,000 in the year ended 30 June 2002.
    (4) Schroder Ventures Boston Inc. ("SVBI") is also a subsidiary of SVLL. SVBI commenced operations on 1 January 2003. SVLL acquired 100 common $1 shares for $100 on 13 December 2002.
    (5) The Company acquired 100 ordinary GBP1 shares in SVIIT Investment Managers Limited ("SVIIT IM") for GBP100 on 16 October 2002. On
        16 May 2003, SVIIT IM issued 99,900 ordinary GBP1 shares to the Company for GBP99,900.

14. DEBTORS

                                                                            31 December 2003           31 December 2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Amounts falling due within one year:
    Interest receivable                                                       107          104            45           43
    Prepayments and other debtors                                           2,151        3,086         1,950        1,321
    Accrued investment advisory fee income                                  4,460            -         2,495            -
    ----------------------------------------------------------------------------------------------------------------------
                                                                            6,718        3,190         4,490        1,364
    ----------------------------------------------------------------------------------------------------------------------

15. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                                            31 December 2003           31 December 2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Interest payable and similar charges                                      442          442           219          219
    Other creditors and accruals                                            7,669        3,855         4,564          598
    ----------------------------------------------------------------------------------------------------------------------
                                                                            8,111        4,297         4,783          817
    ----------------------------------------------------------------------------------------------------------------------

    The Group has in place a multicurrency revolving loan facility of EUR285 million with the Royal Bank of Scotland and HBOS replacing the previous facility of EUR225 million. During the year, the Company borrowed EUR56.8 million under this facility. The loans were fully repaid by 31 December 2003.

16. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                                            31 December 2003           31 December 2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    4.5% Subordinated Convertible Bonds 2011                               39,400       39,400        40,000       40,000
    Unamortised issue and listing costs                                     (698)        (698)         (799)        (799)
    ----------------------------------------------------------------------------------------------------------------------
                                                                           38,702       38,702        39,201       39,201
    ----------------------------------------------------------------------------------------------------------------------
    4.5% Subordinated Convertible Bonds 2013                               49,000       49,000             -            -
    Unamortised premium, issue and listing costs                             (83)         (83)             -            -
    ----------------------------------------------------------------------------------------------------------------------
                                                                           48,917       48,917             -            -
    ----------------------------------------------------------------------------------------------------------------------
    Deferred staff compensation                                               489            -             -            -
    ----------------------------------------------------------------------------------------------------------------------
    Total creditors due after more than one year                           88,108       87,619        39,201       39,201
    ----------------------------------------------------------------------------------------------------------------------

    Creditors due after more than one year comprise GBP39.4 million nominal of 4.5% subordinated convertible bonds, which mature on 21 November 2011. These bonds are convertible, at any time, into ordinary shares at a conversion price of 399p per share. During the year, GBP0.6 million nominal of bonds were converted into 150,375 new ordinary shares.

    On 21 May 2003, the Company issued GBP40 million nominal of 4.5% subordinated convertible bonds due 21 May 2013 to investors. As these bonds were unlisted on the date their terms were fixed, there was no market price available. These bonds are convertible, at any time, into ordinary shares at a conversion price of 480p per share.

    On 16 and 18 July 2003 and 7 August 2003, the Company issued a further GBP9 million nominal of 4.5% subordinated convertible bonds due
    21 May 2013 to investors. The market price on these dates, was 108p, 108p and 114p, respectively. These bonds are convertible, at any time, into ordinary shares at a conversion price of 480p per share.

    In accordance with FRS 4 "Capital Instruments", issue costs and premium are charged to the revenue account over the term of the capital instrument.

    FRS 13 requires disclosure of the fair value of debt. The convertible bonds are listed on the London Stock Exchange. On 31 December 2003, the closing bid-offer spread was 114.9375p to 115.0625p for the 2011 bonds and 106.9375p to 107.0625p for the 2013 bonds. This equates to a fair valuation range of GBP45.3 - GBP45.3 million for the 2011 bonds and GBP52.4 - GBP52.5 million for the 2013 bonds in issue.

17. CONTINGENT LIABILITIES
    The Company guarantees any drawings taken out by Platinum Trust under the EUR285 million loan facility with the Royal Bank of Scotland plc and HBOS plc (GBP200.8 million, translated at the balance sheet date). To date, Platinum Trust has made no drawings under the facility.


18. CAPITAL COMMITMENTS
    At 31 December 2003, the Group had uncalled commitments to its Fund investments as follows:

                                                                                                   Uncalled
                                                                                                 commitment     Uncalled
                                                                                                     (local  commitment*
                                                                                                  currency)         GBPm
    International Life Sciences Fund III                                                             $59.6m         33.3
    Permira Europe II                                                                             EUR130.0m         91.6
    Permira Europe III                                                                            EUR508.0m        357.9
    P123                                                                                           EUR41.9m         29.5
    Schroder Canadian Buy-Out Fund II                                                                 $0.9m          0.4
    Schroder Canadian Buy-Out Fund III                                                               $36.5m         15.8
    Schroder Ventures Asia Pacific Fund                                                              $41.9m         23.1
    Schroder Ventures International Life Sciences Fund II                                             $2.0m          1.2
    Schroder Ventures US Fund                                                                        $21.7m         12.2
    The Japan Venture Fund III                                                                    YEN487.4m          2.5
    The Japan Venture Fund IV**                                                                 YEN3,747.6m         19.5
    The Strategic Recovery Fund                                                                     GBP7.4m          7.4
    ---------------------------------------------------------------------------------------------------------------------
    Total                                                                                                          594.4
    ---------------------------------------------------------------------------------------------------------------------

    *based on exchange rates at 31 December 2003.
    **based on the Company's commitment to the fund at its first closing in December 2003. The Company intends to commit a further YEN1,624.5m at the fund's final close in 2004.

    The total commitments shown above include GBP1.1m in relation to Funds held by Platinum Trust and EUR0.1m in relation to SVLL. P123 commitments represent uncalled amounts due for ordinary shares.

19. SHARE CAPITAL

                                                                              31 December 2003          31 December 2002
                                                                             Group      Company         Group    Company
                                                                           GBP'000      GBP'000       GBP'000    GBP'000
    Authorised:
    200,000,000 (2002: 150,000,000) shares of GBP1.00 each                 200,000      200,000       150,000    150,000
    ---------------------------------------------------------------------------------------------------------------------
    Allotted, Called Up and Fully Paid:
    Opening balance of 102,265,699 shares of GBP1.00 each                  102,266      102,266       102,266    102,266
    Issue of ordinary shares on conversion of bonds                            150          150             -          -
    Placing of new ordinary shares                                          10,239       10,239             -          -
    ---------------------------------------------------------------------------------------------------------------------
    Closing balance of 112,655,174 shares of GBP1.00 each                  112,655      112,655       102,266    102,266
    ---------------------------------------------------------------------------------------------------------------------

    Issue of Shares
    On 9 January 2003, the Company issued 125,313 ordinary shares on conversion of GBP500,000 nominal of the 2011 convertible bonds. On 10 November 2003, the Company issued 25,062 ordinary shares on conversion of GBP100,000 nominal of the 2011 convertible bonds.

    An Extraordinary General Meeting of the Company was held on 31 October 2003. Shareholders approved an increase of GBP50 million to the authorised share capital, from GBP150 million to GBP200 million, and the allotment of equity securities up to an aggregate nominal amount of GBP12,798,876. The Directors utilised this authority to issue 10,239,100 ordinary shares on 7 October 2003 (at GBP4.68 per share) by way of an underwritten placing by J.P. Morgan Securities Limited.

19. SHARE CAPITAL continued
    Options Over Ordinary Shares
    During the year,  1,284,156  options were granted (six months ended
    31 December 2002: none). No options were exercised during the year and 88,923 lapsed. At 31 December 2003, 5,448,596 (2002: 4,253,363)
    options to subscribe for ordinary shares were outstanding, as detailed below:


                                                                                               31 December   31 December
                                                                                    Exercise          2003          2002
                                                                                       price        Number        Number
    Issue date                                                                     per share      in issue      in issue
    June 2001                                                                        410.00p     2,813,407     2,813,407
    June 2001                                                                        405.50p        28,359        28,359
    April 2002                                                                       335.00p        14,476        34,774
    April 2002                                                                       334.50p     1,333,476     1,376,823
    March 2003                                                                       397.50p        18,616             -
    March 2003                                                                       392.75p     1,183,570             -
    October 2003                                                                     493.00p        56,692             -
    ---------------------------------------------------------------------------------------------------------------------
                                                                                                 5,448,596     4,253,363
    ---------------------------------------------------------------------------------------------------------------------

    Further details of options over the Company's shares granted to the executive Directors are given in the Remuneration Report on pages 29 to 31.


20. SHARE PREMIUM ACCOUNT

                                                                           31 December 2003            31 December 2002
                                                                          Group      Company         Group       Company
                                                                        GBP'000      GBP'000       GBP'000       GBP'000
    Balance brought forward                                               7,453        7,453         7,453         7,453
    Premium on shares issued on conversion of bonds                         438          438             -             -
    Premium on issue of shares via placing                               35,223       35,223             -             -

    ---------------------------------------------------------------------------------------------------------------------
    Balance carried forward                                              43,114       43,114         7,453         7,453
    ---------------------------------------------------------------------------------------------------------------------

21. CAPITAL REDEMPTION RESERVE

                                                                           31 December 2003            31 December 2002
                                                                          Group      Company         Group       Company
                                                                        GBP'000      GBP'000       GBP'000       GBP'000
    ---------------------------------------------------------------------------------------------------------------------
    Balance brought forward and carried forward                           3,204        3,204         3,204         3,204
    ---------------------------------------------------------------------------------------------------------------------

22. SHARE PURCHASE RESERVE

                                                                          31 December 2003            31 December 2002
                                                                          Group      Company         Group       Company
                                                                        GBP'000      GBP'000       GBP'000       GBP'000
    ---------------------------------------------------------------------------------------------------------------------
    Balance brought forward and carried forward                          92,054       92,054        92,054        92,054

    ---------------------------------------------------------------------------------------------------------------------

23. CAPITAL RESERVES

                                                                         For the year ended      For the six months ended
                                                                          31 December 2003            31 December 2002
                                                                          Group      Company         Group       Company
                                                                        GBP'000      GBP'000       GBP'000       GBP'000
    Realised gains brought forward                                      370,079      358,092       280,716       268,133
    Realised gains on venture fund distributions                         10,985       10,346        58,425        58,397
    Realised gains on sale of listed equities                               143          143             -             -
    Transfer on disposal                                                (9,364)      (9,768)        31,644        32,262
    Expenses charged to capital*                                        (3,357)      (3,357)             -             -
    Realised exchange (losses)/gains on currency balances                 (599)        (599)           623           629
    Realised exchange gains/(losses) on non-currency balances               938          938         (901)         (901)
    Realised exchange losses on sale of money market instruments          (234)        (234)         (428)         (428)
    ---------------------------------------------------------------------------------------------------------------------
    Realised gains carried forward                                      368,591      355,561       370,079       358,092
    ---------------------------------------------------------------------------------------------------------------------

    Unrealised losses brought forward                                 (111,084)     (99,012)      (64,011)      (51,450)
    Decrease/(Increase) in unrealised losses on venture funds            14,032        8,103      (15,456)      (13,196)
    Increase in unrealised gains on listed equities                         564          564             -             -
    Transfer on disposal                                                  9,364        9,768      (31,644)      (32,262)
    Increase/(decrease) in unrealised gains on subsidiary
    undertakings                                                              -        6,518             -       (2,140)
    Increase in unrealised exchange gains on money market
    instruments                                                             532          532            36            36
    Exchange losses on consolidation                                       (31)            -          (32)             -
    Minority interest - equity                                             (66)            -            23             -
    ---------------------------------------------------------------------------------------------------------------------
    Unrealised losses carried forward                                  (86,689)     (73,527)     (111,084)      (99,012)
    ---------------------------------------------------------------------------------------------------------------------
    Balance carried forward                                             281,902      282,034       258,995       259,080
    ---------------------------------------------------------------------------------------------------------------------

    *Expenses charged to capital represent one off costs incurred on the establishment of P123.



24. REVENUE RESERVE

                                                                         For the year ended      For the six months ended
                                                                          31 December 2003            31 December 2002
                                                                          Group      Company         Group       Company
                                                                        GBP'000      GBP'000       GBP'000       GBP'000
    Balance brought forward                                               (780)          194         1,405         1,951
    Transfer to revenue account                                         (5,531)      (4,978)       (2,185)       (1,757)

    ---------------------------------------------------------------------------------------------------------------------
    Balance carried forward                                             (6,311)      (4,784)         (780)           194
    ---------------------------------------------------------------------------------------------------------------------

25. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                                         For the year ended      For the six months ended
                                                                          31 December 2003            31 December 2002
                                                                          Group      Company         Group       Company
                                                                        GBP'000      GBP'000       GBP'000       GBP'000
    Deficit attributable to equity shareholders                         (5,531)      (4,978)       (2,185)       (1,757)
    Dividends                                                                 -            -             -             -
    ---------------------------------------------------------------------------------------------------------------------
    Deficit on revenue account                                          (5,531)      (4,978)       (2,185)       (1,757)
    Non-distributable capital gain for the period                        22,907       22,954        42,290        42,397
    Share issue on conversion of 2011 bonds                                 150          150             -             -
    Share premium on conversion of 2011 bonds                               438          438             -             -
    Share issue on placing of new shares                                 10,239       10,239             -             -
    Share premium on placing of new shares                               35,223       35,223             -             -
    ---------------------------------------------------------------------------------------------------------------------
    Net addition to shareholders' funds                                  63,426       64,026        40,105        40,640
    Shareholders' funds brought forward                                 463,192      464,251       423,087       423,611
    ---------------------------------------------------------------------------------------------------------------------
    Shareholders' funds carried forward                                 526,618      528,277       463,192       464,251
    ---------------------------------------------------------------------------------------------------------------------

26. NET ASSET VALUE PER ORDINARY SHARE
    Calculation of the net asset values per share are based on Group net assets of GBP526,618,000 (31 December 2002: GBP463,192,000), Company net assets of GBP528,277,000 (31 December 2002: GBP464,251,000) and on 112,655,174
    (31 December 2002: 102,265,699) ordinary shares in issue at the year end.

    The Group and Company diluted net asset values per share assume the GBP39.4 million 2011 convertible bonds are converted at the balance sheet date at an exercise price of 399p into 9,874,687 new shares (31 December 2002:
    10,025,062 new shares). The GBP49.0 million 2013 convertible bonds are not dilutive as their exercise price of 480p exceeds the Company's undiluted net asset value per share at the year end.

    The Group and Company diluted net asset values per share also assume that share options (note 19) with a strike price lower than the undiluted net asset value per share are exercised at the balance sheet date. This would result in the issue of 5,391,904 ordinary shares (31 December 2002:
    4,253,363)   for   consideration   of   GBP20,881,000   (31 December   2002:
    GBP16,372,000).

    Therefore, the calculation of the diluted net asset values per share are based on Group net assets of GBP586,899,000 (31 December 2002:
    GBP519,564,000),  Company net assets of  GBP588,558,000  (31 December  2002:
    GBP520,623,000)  and on  127,921,765  ordinary  shares  (31  December  2002:
    116,544,124) in issue at the year end.


27. RECONCILIATION OF OPERATING PROFIT TO NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES

                                                                                                                 For the
                                                                                              For the year    six months
                                                                                                     ended         ended
                                                                                               31 December   31 December
                                                                                                      2003          2002
                                                                                                     Group         Group
                                                                                                   GBP'000       GBP'000
    Net deficit before finance costs and taxation                                                    (607)         (697)
    Foreign exchange losses/(gains) credited to the revenue account                                  (178)            17
    Increase in accrued income                                                                     (1,059)         (861)
    Increase in debtors                                                                              (813)          (24)
    Increase in creditors                                                                              386         1,657
    ---------------------------------------------------------------------------------------------------------------------
    Net cash (outflow)/inflow from operating activities                                            (2,271)            92
    ---------------------------------------------------------------------------------------------------------------------

28. ANALYSIS OF CHANGES IN NET DEBT


                                    At                                 At          At                                 At
                             1 January   Exchange             31 December      1 July    Exchange            31 December
                                  2003       Loss   Cash Flow        2003        2002        Gain  Cash Flow        2002
                               GBP'000    GBP'000     GBP'000     GBP'000     GBP'000     GBP'000    GBP'000     GBP'000
    Cash at bank                 4,887      (452)       1,356       5,791       9,303         574    (4,990)       4,887
    Debt due:
    Within one year                  -          -           -           -           -           -          -           -
    After more than one
    year                      (39,201)          -    (48,418)    (87,619)    (39,152)           -       (49)    (39,201)
    ---------------------------------------------------------------------------------------------------------------------
    Net debt                  (34,314)      (452)    (47,062)    (81,828)    (29,849)         574    (5,039)    (34,314)
    ---------------------------------------------------------------------------------------------------------------------

29. RELATED PARTY TRANSACTIONS
    The Company has appointed Schroder Investment Management Limited ("SIM"), a wholly owned subsidiary of Schroders plc, to provide company secretarial and administrative services. Under the terms of this agreement, SIM is entitled to receive an annual fee equal to the greater of GBP75,000 or the aggregate of (i) 0.12% per annum of the first GBP50 million of net assets, (ii) 0.06% per annum of the next GBP50 million of such net assets and (iii) 0.04% of the remaining net assets. The agreement is subject to a four-month notice period. The total fees, including VAT, paid or payable to SIM for these services in respect of the year to 31 December 2003 was GBP280,000 (six months to 31 December 2002: GBP144,000), of which GBP146,000 was outstanding at the balance sheet date. In addition, SIM receives fees for the provision of taxation services to the Company. The total fees paid or payable to SIM for these services in respect of the year to 31 December 2003 was GBP22,000 (six months to 31 December 2002: GBP11,000), all of which was outstanding at the balance sheet date.

    In consideration for its management of the Company's money market portfolio, SIM receives a fee based on the average value of the Company's month-end cash and money market portfolio, excluding funds managed by SIM, calculated at the rate of 0.10% per annum on the first GBP75 million of assets, 0.05% on the next GBP75 million and 0.03% thereafter, subject to a minimum fee of GBP20,000 per annum. The total fees, including VAT, paid or payable for these services in respect of the year to 31 December 2003 was GBP20,000 (six months to 31 December 2002: GBP18,000); of which GBP10,000 was outstanding at the balance sheet date. At 31 December 2003, SVIIT held an investment of GBP9.96 million in the Schroder Offshore Cash Fund and GBP31.92 million in a Royal Bank of Scotland International euro Money Market Fund.

    SIM has also facilitated investment trust dealing services. The total cost to the Company of this service, payable to Lloyds TSB Registrars, for the year to 31 December 2003 was GBP12,000 (six months to 31 December 2002:
    GBP12,000).

    On 22 April 2002, Schroders Ventures (London) Limited ("SVLL"), a wholly owned subsidiary of Schroder Ventures International Investment Trust plc ("SVIIT"), assigned a debt in respect of a future revenue stream of GBP1 million due from Schroder Investment Management (Ireland) Limited ("SIMIL") to SVIIT for consideration of GBP1 million. At the beginning of the year under review, GBP662,000 remained outstanding which was repaid in full by 29 October 2003. On 8 May 2003, SVLL assigned a further debt in respect of a future revenue stream for EUR2.28 million due from SIML to SVIIT for consideration of EUR2.28 million. At the balance sheet date EUR1,972,000 was outstanding.

    For the purposes of monitoring the funds and investments as shown on pages 18 to 21, John McLachlan and Nicholas Ferguson are members of the Advisory Committees of certain of the Schroder Ventures' and Permira funds in which the Company invests.

    Nicholas Ferguson and members of his family and Andrew Williams have an interest in the Carried Interest in respect of certain Funds. With the introduction of the Executive Share Option Plan in May 2001, Nicholas
    Ferguson and Andrew Williams gave up a portion of their entitlement to Carried Interest on existing Funds and any entitlement they may have to Carried Interest on future Schroder Ventures or Permira funds in return for share options granted by the Company under the Executive Share Option Plan. Nicholas Ferguson and Andrew Williams also participate in the Schroder Ventures Co-Investment Scheme and Schroder Ventures Investments Limited.

30. RISK

    The following disclosures relating to the risks faced by the company are provided in accordance with Financial Reporting Standard 13, "Derivatives and other financial instruments disclosures".

    Financial instruments and risk profile
    The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed or advised by Schroder Ventures or Permira. These investments are typically illiquid. In addition, the Company holds money market instruments, cash and short-term deposits and various items such as debtors and creditors that arise directly from its operations. These financial instruments held by the Company are generally liquid.

    The holding of securities, investing activities and associated financing undertaken pursuant to this objective involves certain inherent risks. Events may occur that would result in either a reduction in the Company's net assets or a reduction of revenue profits available for dividend.

    As an investment trust, the Company invests in securities for the long term. The Company has not taken out any derivatives contracts to date.

    Currency risk
    The Company is exposed to currency risk directly since the majority of its assets and liabilities are denominated in foreign currency and their sterling value can be significantly affected by movements in foreign exchange rates. The Company does not normally hedge against foreign currency movements affecting the value of its investments, but takes account of this risk when making investment decisions. The Company does have a EUR285m loan facility which, if drawn, would act as a hedge against the currency risk on the value of its euro-denominated assets.

    Financial assets of the Group


                                                                       Floating        Fixed  Non-interest
                                                                           Rate         Rate       Bearing         Total
                                                                        GBP'000      GBP'000       GBP'000       GBP'000
    Currency denomination of assets at 31 December 2003:
    Sterling                                                             15,680            -        26,430        42,110
    Euro                                                                 31,943            -       409,415       441,358
    US dollar                                                                29            -       108,952       108,981
    Japanese yen                                                              -            -        14,625        14,625
    Canadian dollar                                                          16            -        15,767        15,783
    ---------------------------------------------------------------------------------------------------------------------
                                                                         47,668            -       575,189       622,857
    ---------------------------------------------------------------------------------------------------------------------


                                                                       Floating        Fixed  Non-interest
                                                                           Rate         Rate       Bearing         Total
                                                                        GBP'000      GBP'000       GBP'000       GBP'000
    Currency denomination of assets at 31 December 2002:
    Sterling                                                             14,765            -        17,834        32,599
    Euro                                                                  3,989            -       326,809       330,798
    US dollar                                                                31            -       101,364       101,395
    Japanese yen                                                              -            -        15,918        15,918
    Canadian dollar                                                          13            -        26,524        26,537
    ---------------------------------------------------------------------------------------------------------------------
                                                                         18,798            -       488,449       507,247
    ---------------------------------------------------------------------------------------------------------------------

    Floating rate assets consist of short-term deposits and money market funds. Non-interest bearing assets represent the Funds and co-investments, and other short-term debtors. The Company did not hold any fixed rate assets.

30. RISK CONTINUED

    Financial liabilities of the Group
    The Company issued GBP40.0 million nominal of 10 year 4.5% subordinated convertible bonds in November 2001, of which GBP0.5m nominal was converted into ordinary shares on 9 January 2003 and GBP0.1m nominal was converted into ordinary shares on 10 November 2003. The Company issued a further GBP49.0 million nominal of 10 year 4.5% subordinated convertible bonds in the current year. The Company does not have any other borrowings at the balance sheet date, although it does have in place a loan facility of EUR285 million with The Royal Bank of Scotland plc and HBOS plc.

    The main risk arising from the Company's financial instruments is valuation risk. The Board reviews and agrees policy for managing this risk as summarised below. This policy has remained substantially unchanged since the launch of the Company.

    Interest rate risk
    The Company's revenue will be affected by changes in prevailing interest rates since the majority of its income derives from money market instruments and bank deposit interest. It also pays interest on short-term loans that may be taken out from time to time. The effect of interest rate changes on the valuation of investments and debt forms part of valuation risk, which is considered separately below.

    Valuation risk
    The Company's exposure to valuation risk comprises mainly movements in the value of its underlying investments. A breakdown of the Fund portfolio is given on pages 18 to 21 and a detailed analysis of the twenty largest underlying companies is given on pages 13 to 17. In accordance with the Company's accounting policies, set out on pages 37 and 38, all underlying investments are valued by the Directors in accordance with the current guidelines issued by the British Venture Capital Association ("BVCA"), adopting the overriding BVCA principle that the value should be a fair one. The Company does not hedge against movements in the value of these investments. Uncertainty arises as a result of future changes in the valuation of the Company's underlying investments, the majority of which are unquoted, and the effect changes in exchange rates may have in the sterling value of these investments. Development Stage Equity Investments and Early Stage Equity Investments, by their nature, involve uncertainty as to the ultimate value likely to be realised on the disposal of those investments, particularly as their unquoted nature means that a ready market may not exist for them.

    The Company's sensitivity to valuation risk will be affected by changes in levels of borrowing and liquidity, as approved by the Board. At 31 December 2003, a 10% movement in the valuation of the Group's Fund portfolio, including UK listed equity funds, and co-investments would result in a 10.8% change in net asset value per share.

    The Directors believe that the diversified nature of the Company's portfolio and the number of underlying investments in the Funds significantly reduces the risks normally associated with making investments in the buy-out and development capital markets.

    Holdings risk
    In certain circumstances, the Company may wish to transfer its holdings in particular Funds. In a majority of the Funds in which the Company will invest, the general partner, trustee or manager has the ultimate right, similar to that exercisable by a board of a private company, to refuse to register the transfer of an interest. While the Company has no reason to believe that any request for the transfer of an interest would be refused, it is of course conceivable that the general partner's, trustee's or manager's overriding fiduciary duty could result in its refusing to register a particular transfer proposed by the Company.

    If as a consequence of a failure to pay a call, the Company is treated as a defaulting investor under the relevant Fund, it will suffer a resultant dilution in interest and possibly the compulsory sale of its interest.

    Commitment risk
    The nature of investing in buy-out and development capital funds entails making significant financial commitments, as shown in note 18. At 31 December 2003, the Group had significant uncalled commitments of GBP594.4 million, compared to its consolidated net assets of GBP526.6 million. It is anticipated that over the longer-term, and in normal circumstances, commitments would be financed by distributions received on the realisation of existing investments. In addition, the Group has a EUR285 million loan facility that could be drawn on to meet commitments as they fall due. However, a residual risk remains that the Group could be unable to meet its future commitments in full.

Consolidated Statement of Total Return - in Euros
(translated into euros - unaudited)


                                                For the year ended                   For the six months ended
                                                  31 December 2003                         31 December 2002
                                            Revenue       Capital         Total      Revenue       Capital         Total
                                            EUR'000       EUR'000       EUR'000      EUR'000       EUR'000       EUR'000
Realised gains on investments                     -        15,794        15,794            -        91,003        91,003
Unrealised gains/(losses) on
investments                                       -        21,931        21,931            -      (24,196)      (24,196)
-------------------------------------------------------------------------------------------------------------------------
Gains on investments                              -        37,725        37,725            -        66,807        66,807
Foreign exchange gains/(losses) on
non cash balances                                 -         1,360         1,360            -       (1,414)       (1,414)
Foreign exchange gains/(losses) on
cash balances                                   258         (913)         (655)         (27)           928           901
Income                                        9,940             -         9,940        5,312             -         5,312
Expenses                                   (11,079)       (4,867)      (15,946)      (6,378)             -       (6,378)
-------------------------------------------------------------------------------------------------------------------------
Net (deficit)/return before finance           (881)        33,305        32,424      (1,093)        66,321        65,228
costs and taxation
Interest payable and similar charges        (7,402)             -       (7,402)      (2,390)             -       (2,390)
Net (deficit)/return on ordinary
activities before taxation                  (8,283)        33,305        25,022      (3,483)        66,321        62,838
Tax on ordinary activities                      264             -           264           56             -            56
-------------------------------------------------------------------------------------------------------------------------
(Deficit)/return on ordinary                (8,019)        33,305        25,286      (3,427)        66,321        62,894
activities after tax for the period
Minority interest - equity                        -          (96)          (96)          (2)            36            34
-------------------------------------------------------------------------------------------------------------------------
(Deficit)/return on ordinary                (8,019)        33,209        25,190      (3,429)        66,357        62,928
activities after tax and minority
interest for the period attributable
to equity shareholders
Dividends                                         -             -             -            -             -             -
-------------------------------------------------------------------------------------------------------------------------
                                            (8,019)        33,209        25,190      (3,429)        66,357        62,928
Exchange gain/(loss) on translation             259      (30,484)      (30,225)           62       (3,468)       (3,406)
-------------------------------------------------------------------------------------------------------------------------
Transfer (from)/to reserves                 (7,760)         2,725       (5,035)      (3,367)        62,889        59,522
-------------------------------------------------------------------------------------------------------------------------
Return per ordinary share                 EUR(0.08)       EUR0.32       EUR0.24    EUR(0.03)       EUR0.65       EUR0.62



The information on pages 55 to 57 is for illustrative purposes and does not form part of the audited financial statements. The returns for the year have been translated into euros at an average rate of GBP1: EUR1.4497 (six months ended 31 December 2002: GBP1: EUR1.5691).

Balance Sheets - in Euros
(translated into euros - unaudited)


                                                           At 31 December 2003                      At 31 December 2002
                                                           Group       Company                       Group      Company
                                                         EUR'000       EUR'000                     EUR'000      EUR'000
TANGIBLE FIXED ASSETS                                        566             -                         433            -
------------------------------------------------------------------------------------------------------------------------
                                                             566             -                         433            -
------------------------------------------------------------------------------------------------------------------------
INVESTMENTS
Venture funds and co-investments                         795,159       753,303                     742,490      704,264
UK listed equity funds                                    11,615        11,615                           -            -
Money market instruments                                  59,432        59,432                      21,342       21,342
Investment in subsidiaries                                     -        50,436                           -       44,369
------------------------------------------------------------------------------------------------------------------------
                                                         866,206       874,786                     763,832      769,975
------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Debtors                                                    9,534         4,527                       6,887        2,091
Cash at bank                                               8,219           866                       7,498        1,582
------------------------------------------------------------------------------------------------------------------------
                                                          17,753         5,393                      14,385        3,673
------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Creditors: amounts falling due within one year            11,511         6,099                       7,338        1,252
------------------------------------------------------------------------------------------------------------------------
NET CURRENT ASSETS/(LIABILITIES)                           6,242         (706)                       7,047        2,421
------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                    873,014       874,080                     771,312      772,396
Creditors: amounts falling due after more than           125,043       124,349                      60,142       60,142
one year
Minority interest - non-equity                               142             -                         153            -
Minority interest - equity                                   453             -                         388            -
------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                               747,376       749,731                     710,629      712,254
------------------------------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES
Called up share capital                                  159,880       159,880                     156,896      156,896
Share premium account                                     61,187        61,187                      11,434       11,434
Capital redemption reserve                                 4,547         4,547                       4,916        4,916
Share purchase reserve                                   130,643       130,643                     141,229      141,229
Capital reserve                                          400,076       400,263                     397,351      397,481
Revenue reserve                                          (8,957)       (6,789)                     (1,197)          298
------------------------------------------------------------------------------------------------------------------------
EQUITY SHAREHOLDERS' FUNDS                               747,376       749,731                     710,629      712,254
------------------------------------------------------------------------------------------------------------------------
Net asset value per ordinary share                       EUR6.63                                   EUR6.95

The information on pages 55 to 57 is for illustrative purposes and does not form part of the audited financial statements. The consolidated balance sheet has been translated into euros at a rate of GBP1: EUR1.4192 (31 December 2002: GBP1:
EUR1.5342), being the closing exchange rate on the balance sheet date.

Consolidated Cash Flow Statement - in Euros
(translated into euros - unaudited)


                                                                                                     For the six months
                                                                                 For the year ended               ended
                                                                                   31 December 2003    31 December 2002
                                                                                            EUR'000             EUR'000
OPERATING ACTIVITIES
Income received on investments                                                                1,350                 690
Bank interest received                                                                          615                 358
Investment advisory fee income received                                                       6,440               2,914
Administrative expenses paid                                                               (11,697)             (3,818)
------------------------------------------------------------------------------------------------------------------------
Net cash (outflow)/inflow from operating activities                                         (3,292)                 144
------------------------------------------------------------------------------------------------------------------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid                                                                               (4,071)             (2,826)
Loan facility finance costs                                                                 (3,423)               (995)
------------------------------------------------------------------------------------------------------------------------
Net cash outflow from returns on investments and servicing of finance                       (7,494)             (3,821)
------------------------------------------------------------------------------------------------------------------------
TAXATION
Income tax recovered                                                                            190                   -
Overseas tax suffered                                                                          (12)                (38)
------------------------------------------------------------------------------------------------------------------------
Total tax recovered/(paid)                                                                      178                (38)
------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of money market instruments                                                      (146,018)           (200,526)
Purchase of UK listed equity investments                                                   (10,840)                   -
Purchase of tangible fixed assets                                                             (320)                (53)
Sale of money market instruments                                                            105,907             226,726
Calls paid                                                                                (160,541)           (192,493)
Capital distributions received                                                               86,153             163,987
------------------------------------------------------------------------------------------------------------------------
Net cash outflow from capital expenditure and financial investment                        (125,659)             (2,359)
------------------------------------------------------------------------------------------------------------------------
EQUITY DIVIDENDS PAID
Dividends                                                                                         -                   -
------------------------------------------------------------------------------------------------------------------------
Total dividends paid                                                                              -                   -
------------------------------------------------------------------------------------------------------------------------
FINANCING
Drawdown from loan facility                                                                  57,984              39,400
Repayment of loan facility                                                                 (56,581)            (40,814)
Proceeds from ordinary share placing                                                         69,470                   -
Issue and listing costs of ordinary shares                                                  (3,549)                   -
Proceeds from convertible bond issue                                                         72,193                   -
Issue and listing costs of convertible bonds                                                (1,284)               (342)
------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from financing                                                    138,233             (1,756)
------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW/(OUTFLOW)                                                                     1,966             (7,830)
------------------------------------------------------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
                                                                                                     For the six months
                                                                                 For the year ended               ended
                                                                                   31 December 2002    31 December 2002
                                                                                            EUR'000             EUR'000
Increase/(decrease) in cash during the period                                                 1,966             (7,830)
Exchange (loss)/gain on cash balances                                                         (655)                 901
Exchange movement on translation                                                              (590)                 434
Increase in convertible bonds                                                              (64,207)                (80)
------------------------------------------------------------------------------------------------------------------------
Change in net debt                                                                         (63,486)             (6,575)
Net debt at the beginning of the period                                                    (52,644)            (46,069)
------------------------------------------------------------------------------------------------------------------------
Net debt at the end of the period                                                         (116,130)            (52,644)
------------------------------------------------------------------------------------------------------------------------

The information on pages 55 to 57 is for illustrative purposes and does not form part of the audited financial statements. The cash flows for the year have been translated into euros at an average rate of GBP1: EUR1.4497 (six months ended 31 December 2002: GBP1: EUR1.5691).

Company Summary

THE COMPANY
Schroder Ventures International Investment Trust plc carries on business as an investment trust and it is listed on the London Stock Exchange. The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed or advised by Permira or Schroder Ventures. To complement this investment objective and create capital and income streams for the Company, its fund advisory business structures, markets, manages and advises products for investment in private equity, and in public equity using private equity techniques.

Investment trust companies are able to switch investments without liability for capital gains tax. This, together with the advantages of professional management and spread of risk, makes investment trusts a valuable investment medium.

In order to obtain exemption from capital gains tax the Company conducts itself with a view to being an approved investment trust for the purposes of Section 842 of the United Kingdom Income and Corporation Taxes Act 1988 (as amended). The Company is not a close company for taxation purposes.


INFORMATION FOR SHAREHOLDERS
The Company's shares and Subordinated Convertible bonds are listed on the London Stock Exchange. The stock exchange code for the shares is SVI and for the bonds are SVIC and SVIE. The price of the shares is quoted daily in the Financial Times, The Daily Telegraph and The Times.

Real time share information for the Shares is available on the FT Cityline by dialling: 0906 843 1432. Calls are charged at 60p per minute at all times.

The net asset value is calculated at 30 June and 31 December each year following an extensive valuation procedure. Due to the nature of the Company's investments, it is not practicable to publish the net asset value on a more frequent basis.

A  factsheet  containing   information  including  the  diversification  of  the
portfolio and the Company's largest investments is published quarterly and is available on request from the Secretary.


WEB SITE
The Company's dedicated Web Site may be found at www.sviit.co.uk. The site contains details of all press releases published by the Company, share price information, copies of the Annual Report and Accounts and Interim Report and Accounts, and a Newssheet which incorporates information on recent transactions, a comprehensive analysis of the Company's Portfolio and detailed market commentary. The News sheet is distributed to the shareholders of the Company.


CAPITAL GAINS TAX INFORMATION
For the 2004/2005 tax year, the annual capital gains (after adjusting for indexation and taper relief) of private individuals in excess of GBP8,200 (2003/2004: GBP7,900) are assessed for capital gains tax.

Capital gains on shares disposed of by individuals may be eligible for taper relief. The taper reduces the amount of a chargeable gain according to how long the asset has been held for periods after 5 April 1998.

Where shares were acquired before 6 April 1998, the capital gain will also be reduced by indexation allowance for the period up to April 1998, but not thereafter.

For the benefit of those shareholders who acquired their holdings in exchange for their interests in Schroder Ventures' funds, the acquisition cost of the shares for capital gains tax purposes based upon initial dealings on 23 May 1996 was as follows:

Each ordinary share of GBP1: 191.50p.

The acquisition cost of the Subordinated Convertible bonds for capital gains tax purposes based upon the original purchase price, at initial issue, was as follows:

Each  4  1/2%  Subordinated   Convertible  Bond  of  GBP100,000  nominal  value:
GBP100,000.

SCHRODER INVESTMENT TRUST DEALING SERVICE
The Schroder Investment Trust Dealing Service provides a convenient and cost effective means of investing in the ordinary shares of the Company. The Service offers investors:

-     a regular investment option from a minimum of GBP50 per month

-     a lump sum investment option from a minimum of GBP1,000

-     daily dealing

-     competitive charges

-     the option to reinvest income.

Other investment trusts which are available through this service are Schroder AsiaPacific Fund plc, Schroder Income Growth Fund plc, Schroder Japan Growth Fund plc, Schroder Split Investment Fund plc, Schroder Split ZDP plc, Schroder UK Growth Fund plc, Schroder UK Mid and Small Cap Fund plc and International Biotechnology Trust plc.


INDIVIDUAL SAVINGS ACCOUNT - SCHRODER MAXI ISA PLAN
The Schroder ISA offers investors:

- lump sum investments in the ordinary shares of the Company from a minimum of GBP1,000 to a maximum of GBP7,000 in the current tax year

-   a regular investment option from a minimum of GBP50 per month

-   competitive charges

-   the option to reinvest income

-   the option to include other trusts.

If you would like further information about the Schroder Investment Trust Dealing Service or the Schroder Maxi ISA, please contact the Secretary of the Company at 31 Gresham Street, London EC2V 7QA or call Schroder Investor Services on freephone 0800 718 777.

REGISTRAR SERVICES
Communications with shareholders are mailed to the address held on the share register. Any notifications and enquiries relating to registered share holdings, including a change of address or other amendment should be directed to Lloyds TSB Registrars Scotland at PO Box 28448, Finance House, Orchard Brae, Edinburgh EH4 1WQ. The helpline telephone number of Lloyds TSB Registrars is 0870 601 5366.

Lloyds TSB Registrars Scotland maintain a web-based enquiry service for shareholders. Currently the "Shareview" site (address below) contains information available on public registers. Shareholders will be invited to enter their name, shareholder reference (account number) and post code and will be able to view information on their own holding.

Visit www.shareview.co.uk for more details.

JP Morgan Chase Bank act as Registrar for the Subordinated Convertible bonds. Any notifications and enquiries relating to Subordinated Convertible Bonds should be directed to JP Morgan Chase Bank, Trinity Tower, 9 Thomas More Street, London E1N 1YT.

Information for Shareholders


FINANCIAL CALENDAR
31 December               Company's year end

March                     Preliminary results for the financial year announced

March                     Annual Report published

April                     Annual General Meeting

September                 Interim Results announced

October                   Interim Report published




ANALYSIS OF REGISTER OF SHAREHOLDERS
                                                                          Shares
                                                                               %
At 31 December 2003
% of issued shares held by:
Private individuals                                                         0.98
Banks and Nominee Companies*                                               73.78
Pension Funds and Insurance Companies                                       0.60
Other Institutions                                                         24.64
--------------------------------------------------------------------------------
                                                                          100.00
--------------------------------------------------------------------------------

Total number of registered holders                                         1,105
*Some of the nominee company holdings include a large number of private individuals.

Notice of Agenda

NOTICE is hereby given that the eighth Annual General Meeting of Schroder Ventures International Investment Trust plc will be held at 12.00 noon on Thursday 29 April 2004 at 31 Gresham Street, London EC2V 7QA, to consider and, if thought fit, pass the following resolutions, of which resolutions 1 to 7 will be proposed as Ordinary Resolutions and resolutions 8 to 10 will be proposed as Special Resolutions:

1. That the Report of the Directors and the Accounts for the year ended 31 December 2003 be adopted.

2. That the Directors' Remuneration Report for the year ended 31 December 2003 be approved.

3.  That Mr Andrew Williams be re-elected as a Director of the Company.

4.  That Mr John Govett be re-elected as a Director of the Company.

5.  That Ernst & Young LLP be re-appointed as Auditors of the Company.

6.  That the Board be authorised to agree the Auditors' remuneration.

7. That, in substitution for the authority granted at the Company's Annual General Meeting held on 25 April 2003, the Board be and is hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985):

    (a) up to an aggregate nominal amount of GBP1,126,551 (equivalent to 1 per cent. of the issued ordinary share capital of the Company as at 26 March
        2004) in connection with the Schroder Ventures International Investment Trust plc Executive Share Option Plan 2001; and

    (b) up to an aggregate nominal amount of GBP37,551,724 (equivalent to one-third of the issued ordinary share capital of the Company as at 26 March 2004),

    which authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting) save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

8. That, in substitution for the authority granted at the Company's Annual General Meeting held on 25 April 2003, the Board be and is hereby empowered, pursuant to Section 95 of the Companies Act 1985, to allot equity securities (within the meaning of Section 94 of the said Act) for cash, pursuant to the authority conferred by resolution 7 above, as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

    (a) the allotment of equity securities up to an aggregate nominal amount of GBP1,126,551 (equivalent to 1 per cent. of the issued ordinary share capital of the Company as at 26 March 2004) in connection with the Schroder Ventures International Investment Trust plc Executive Share Option Plan 2001;

    (b) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders where the equity securities respectively attributable to the interests of such ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

    (c) the allotment (otherwise than pursuant to sub-paragraphs (a) and (b) above) of equity securities up to an aggregate nominal amount of GBP11,265,517 (equivalent to 10 per cent. of the issued ordinary share capital of the Company as at 26 March 2004), and shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

9. That the Company be and is hereby generally and unconditionally authorised in accordance with Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163 of the said Act) of ordinary shares of GBP1.00 each in the capital of the Company ("Shares"), provided that:

    (a) the maximum number of Shares hereby authorised to be purchased shall be 16,887,010 (equivalent to 14.99 per cent. of the issued ordinary share capital of the Company as at 26 March 2004);

    (b) the minimum price which may be paid for a Share is GBP1.00;

    (c) the maximum price which may be paid for a Share is an amount equal to 105 per cent. of the average of the middle market quotations for a Share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Share is purchased;

    (d) purchases may only be made pursuant to this authority if the Shares are (at the date of the proposed purchase) trading on the London Stock Exchange at a discount to the net asset value;


    (e) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution unless such authority is renewed prior to such time; and

    (f) the Company may make a contract to purchase Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiration of such authority and may make a purchase of Shares pursuant to any such contract.

10. That the name of the Company be changed to SVG Capital plc.



Registered Office:
31 Gresham Street
London EC2V 7QA

By Order of the Board
Schroder Investment Management Limited
Secretary

31 March 2004

NOTES
An ordinary shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and (insofar as permitted by the Company's Articles of Association) to vote instead of him.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those Shareholders registered in the Register of Members of the Company at 6.00 p.m. on 27 April 2004 shall be entitled to attend and vote at the meeting in respect of the number of Shares registered in their name at that time. Changes to the Register of Members after 6.00 p.m. on 27 April 2004 shall be disregarded in determining the right of any person to attend and vote at the meeting.

A proxy need not be a member. A form of proxy is enclosed for ordinary shareholders which should be completed and returned to the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6LE not later than 48 hours before the time fixed for the meeting. Completion of the proxy will not preclude an ordinary shareholder from attending and voting in person.

Shareholders who prefer to register the appointment of their proxy electronically via the internet can do so through the registrars' website at www.sharevote.co.uk where full instructions are given. The personal reference number, card ID and account number printed on the proxy form will be required. A proxy appointment made electronically will not be valid if sent to any address other than those provided or if received after 12 noon on 27 April 2004. Please note that any communication found to contain a computer virus will not be accepted.

In accordance with the requirements of the Companies Act 1985, a statement of all transactions of each Director and of his family interests in the shares of the Company will be available for inspection by any member of the Company at the registered office of the Company, 31 Gresham Street, London EC2V 7QA, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and by any person attending the Annual General Meeting, during the continuance of the Meeting. None of the Directors have a contract of service with the Company.

Profiles of each of the Directors offering themselves for re-election are on page 2 of this report.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host)from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by an particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Glossary

INVESTMENT STAGES:
Early Stage
-   Seed
    Financing provided to allow a business concept to be developed, perhaps involving production of prototypes and additional research, prior to bringing a product to market.

-   Start-up
    Financing provided to companies for the use in product development and initial marketing. Companies may be in the process of being set up or may have been in business for a short time, but have not sold their product commercially.

-   Other early stage
    Financing provided to companies that have completed the product development stage and require further funds to initiate commercial manufacturing and sales. They will not yet be generating profit.

Late Stage
-   Expansion Financing
    Capital provided for the growth and expansion of a company which is breaking even or even trading profitably. Funds may be used to finance increased production capacity, market or product development and/or provide additional working capital. Capital provided for turn-around situations is also included in this category.

-   Management Buy-Out (MBO)
    Funds provided to enable current operating management and investors to acquire an existing business.

-   Management Buy-In (MBI)
    Funds provided to enable a manager or group of managers from outside the company to buy into the company.

Follow-on investment
A company which has previously received venture capital.

Secondary purchase
Purchase of existing shares in a company from another venture capital firm, or from other shareholders.

Public to Private
Purchase of the share capital of a company quoted on a stock exchange with the intention of de-listing the company and taking it private.

General Terms
Carried interest ("carry"): Carried interest or simply "carry" represents the share of a private equity fund's profit (usually 20%) that will accrue to the general partners.

Committed funds (or "raised funds" or "committed capital"): Capital committed by investors. This will be requested or "drawn down" by private equity managers on a deal-by-deal basis. This amount is different from invested funds for two reasons. Firstly, most partnerships will invest only between 80% and 95% of committed funds. Second, one has to deduct the annual management fee which is supposed to cover the cost of operation of a fund.

Distributions: Payments to investors after the realisation of investments of the partnership. Divestments (or realisations or exits): Exits of investments, usually via a trade sale or an IPO (Initial Public Offering) on a stock market.

Draw downs: Payments to the partnership by investors in order to finance investments. Funds are drawn down from investors on a deal-by-deal basis.

Fund of funds: Private equity funds whose principal activity consists of investing in other private equity funds. Investors in funds of funds can thereby increase their level of diversification.

Gearing, debt/equity ratio or leverage
The level of a company's borrowings as a percentage of shareholder funds.
Hurdle rate: Arrangement that caps the downside risk for investors. It allows investors to get preferential access to the profits of the partnership. In the absence of reaching the hurdle return, general partners will not receive a share of the profit (carried interest). A hurdle rate of 10% means that the private equity fund needs to achieve a return of at least 10% before the profits are shared according to the carried interest arrangement.

Limited partnership: Most private equity firms structure their funds as limited partnerships. Investors represent the limited partners and private equity managers the general partners.

Realisation: the sale of an investment.

Secondary market: The secondary market enables institutional investors to sell their stakes in a private equity partnership before it is wound up.

Trade sale: Sale of the equity share of an investee  company to another company.
Turnaround: A loss making company which can be successfully transformed into a profit maker.

www.sviit.co.uk


Registered Office                         Head Office
31 Gresham Street                         Burleigh House
London EC2V 7QA                           357 Strand
                                          London WC2R 0HS


Telephone 020 7658 3206                   Telephone 020 7010 8900
Fax 020 7658 3538                         Fax 020 7240 5346

For immediate release 16 March 2004





              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC


In compliance with Section 329 of the Companies Act 1985 and Chapter 16, paragraph 13 of the Listing Rules, we hereby notify you that on 12 March 2004 the following directors of Schroder Ventures International Investment Trust plc were granted options giving them the right to acquire the numbers of ordinary shares in Schroder Ventures International Investment Trust plc set out below under the Rules of the Company's Executive Share Option Plan 2001:

Nick Ferguson                                              363,256
Andrew Williams                                            248,851

The options were granted at a price of 479p per share and are not normally exercisable for three years and then only if the applicable performance targets have been met.

For further information, please contact:

Schroder Ventures (London) Limited
Alice Todhunter                                                    020 7010 8925

For immediate release 16 March 2004




         SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC ("SVIIT")

                                GRANT OF OPTIONS


SVIIT announces that options over 1,327,094 shares were granted on 12 March 2004 to qualifying participants.

Options were granted over 1,293,743 shares at a price of 479p per share and options were granted over 33,351 shares at a price of 492p per share. These options are not normally exercisable for three years and then only if the applicable performance targets have been met.

Of the above allocation, options over 363,256 shares were granted to Nicholas Ferguson, and options over 248,851 shares to Andrew Williams, both directors of SVIIT, at a price of 479p per share.

For further information, please contact:

Schroder Ventures (London) Limited
Alice Todhunter                                                    020 7010 8925

                                                                    5 April 2004


                         2003 ANNUAL REPORT AND ACCOUNTS


Schroder Ventures International Investment Trust plc has today submitted its 2003 Annual Report and Accounts to the UK Listing Authority. The Report will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone number: 020 7676 1000


--------------------------------------------------------------------------------


Enquiries:

John Spedding
Schroder Investment Management Limited                        Tel: 020 7658 3206

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                 SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC




Date: 15 April 2004


                                  By:/s/John Spedding
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries